SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Ikanos Communications, Inc.

(Name of Subject Company)

Ikanos Communications, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

Omid Tahernia

Chief Executive Officer

Ikanos Communications, Inc.

47669 Fremont Boulevard

Fremont, California 94538

(510) 979-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jorge del Calvo Allison Leopold Tilley Gabriella A. Lombardi Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500	Andrew S. Hughes Vice President & General Counsel Ikanos Communications, Inc. 47669 Fremont Boulevard Fremont, California 94538 (510) 979-0400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Ikanos Communications, Inc., a Delaware corporation (“Ikanos” or the “Company”). The address of Ikanos’ principal executive offices is 47669 Fremont Boulevard, Fremont, California 94538 and its telephone number is (510) 979-0400.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.001 per share (the “Shares”) of the Company. As of the close of business on August 17, 2015, there were 17,232,397 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Ikanos, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information – Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of QUALCOMM Incorporated (together with Purchaser and Parent, “Qualcomm”), to purchase all of the issued and outstanding Shares at a per share purchase price of $2.75, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”) and assume all outstanding indebtedness of Ikanos at the closing of the transaction, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser, Parent and QUALCOMM Incorporated with the Securities and Exchange Commission (the “SEC”) on August 19, 2015. Copies of the Offer to Purchase and form of Letter of Transmittal are being mailed to Ikanos’ stockholders together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of August 5, 2015, by and among Ikanos, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Ikanos with Ikanos surviving as a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned by Ikanos or held as treasury stock, (ii) owned by Parent, Purchaser or any wholly owned subsidiary of Parent, (iii) owned by any wholly-owned subsidiary of Ikanos, (iv) irrevocably accepted for purchase pursuant to the Offer or (v) held by a holder who is entitled to demand and properly exercises and perfects their appraisal rights with respect to such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”) (“Dissenting Shares”)) will be converted into the right to receive an amount in cash equal to the Offer Price. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Purchaser’s obligation to accept for payment and to pay for all Shares validly tendered into the Offer and not withdrawn is not subject to a financing condition. It is conditioned upon, however, (i) there being validly tendered and not validly withdrawn prior to 12:01 am (Eastern Time) on September 17, 2015 (the “Expiration Time,” unless the Offer is extended pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire and the date on which the Expiration Time occurs is referred to herein as the “Expiration Date”) that number of Shares (excluding Shares tendered pursuant to procedures for guaranteed delivery and not actually delivered prior to the Expiration Time) that when added to the Shares then owned by Purchaser represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the Offer plus (B) the aggregate number of Shares issuable upon conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Shares or other rights to acquire or to be issued Shares (including all then outstanding options, RSUs and warrants) from which Ikanos has received notices of conversion, settlement or exercise prior to the Expiration Date or which automatically convert, settle or exercise prior to the Expiration Time (and as to which Shares have not yet been issued) (the “Minimum Condition”), (ii) receipt of any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under Taiwan antitrust law, (iii) the absence of a material adverse effect on Ikanos and (iv) certain other customary conditions.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, and the Merger Agreement.

As set forth in the Schedule TO, the address of the principal executive offices of each of Parent and Purchaser is 5775 Morehouse Drive, San Diego, California, and their telephone number is (858) 587-1121.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Ikanos, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Ikanos or its affiliates, on the one hand, and (i) Ikanos’ executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Parent and Purchaser and their Affiliates

Merger Agreement

On August 5, 2015, Ikanos, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement governs the contractual rights among Ikanos, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Ikanos’ stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Ikanos made in its public reports filed with the SEC. The Merger Agreement contains representations and warranties made by Ikanos to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Ikanos. The purpose of the summary of the Merger Agreement referred to above that is incorporated herein by reference is to provide Ikanos’ stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Ikanos in its public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in confidential disclosure schedules provided by Ikanos to Parent and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among Ikanos, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Ikanos, Parent or Purchaser. Ikanos’ stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Ikanos, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement on August 5, 2015, each of the directors and named executive officers of Ikanos, entities affiliated with Tallwood Venture Capital (“Tallwood”) and Alcatel-Lucent Participations (“Alcatel”) (each, a “Tender and Support Stockholder”) entered into a Tender and Support Agreement with Parent and Purchaser (the “Tender and Support Agreement”). In aggregate, such persons owned approximately 58.2% of the Shares outstanding as of the close of business on August 5, 2015.

Pursuant to the Tender and Support Agreement, the Tender and Support Stockholders have agreed to, among other things, as promptly as practicable after the commencement of the Offer, and in any event no later than the seventh business day following the commencement of the Offer, validly tender pursuant to the Offer all of the Shares owned by the Tender and Support Stockholders at such time, free and clear of all claims, liens, encumbrances and security interests of any nature whatsoever that would prevent the Tender and Support Stockholders from tendering their Shares in accordance with the Tender and Support Agreement or otherwise complying with their obligations under the Tender and Support Agreement. If the Tender and Support Stockholders acquire any Shares after the seventh business day following the commencement of the Offer, the Tender and Support Stockholders shall validly tender pursuant to the Offer such Shares prior to the Expiration Time.

The Tender and Support Agreement will automatically terminate on the earliest of: (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the date of entry, without the prior written consent of the Tender and Support Stockholder, into any amendment or modification to the Merger Agreement or any waiver of any of Ikanos’ rights under the Merger Agreement, in each case, that reduces the amount, changes the form of, or otherwise adversely affects the consideration payable to the Tender and Support Stockholder under the Merger Agreement, or (iv) solely in the case of Alcatel (and no other Tender and Support Stockholder), March 22, 2016. Upon the occurrence of the Ikanos Board changing its recommendation that the stockholders of Ikanos support the Offer as a result of a permitted change in recommendation for certain intervening events (not in connection with an alternative acquisition proposal), as described in the Merger Agreement, each Tender and Support Stockholder will be permitted to withdraw the excess of the aggregate number of Shares owned by the Tender and Support Stockholders as of the date of the Tender and Support Agreement and any additional Shares acquired by the Tender and Support Stockholders after the entry into such agreement (the “Subject Securities”) that is equal to each Tender and Support Stockholder’s pro rata portion (as measured against the aggregate Subject Securities held by each of the Tender and Support Stockholders) of the sum of (i) thirty percent (30%) of the total number of Shares outstanding, on a fully diluted basis (the “30% Shares”) plus (ii) such additional number of Subject Securities (rounded down to the nearest whole Share) held by all of the Tender and Support Stockholders that is equal to product of (x) the total number of Subject Securities held by all Tender and Support Stockholders less the 30% Shares, multiplied by (y) the percentage, rounded to two decimal places, of the total number of outstanding Shares that have been tendered and not withdrawn prior to the expiration of the Offer by all holders of the Shares (other than the Tender and Support Stockholders).

The foregoing summary and description of the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

On February 23, 2015, QUALCOMM Incorporated and Ikanos entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with QUALCOMM Incorporated’s consideration of a possible transaction with or involving Ikanos. Under the Confidentiality Agreement, QUALCOMM Incorporated agreed, subject to certain exceptions, to keep confidential for a period of two years certain non-public information relating to Ikanos. The Confidentiality Agreement contains a non-solicitation provision prohibiting each party from, either directly or indirectly, soliciting for employment or otherwise contracting for the services of any employee of the other party for a period of 12 months from the date of the Confidentiality Agreement, subject to certain exceptions.

The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

On June 22, 2015, Qualcomm Technologies, Inc., a wholly-owned subsidiary of QUALCOMM Incorporated (“QTI”), and Ikanos entered into an Exclusivity Agreement (the “Exclusivity Agreement”). Under the terms of the Exclusivity Agreement, Ikanos agreed that, until the date that was the earliest to occur of (i) July 22, 2015 or (ii) the date that QTI advised Ikanos in writing that QTI was terminating discussions or negotiations relating to the transaction, Ikanos would not, directly or indirectly, take any action to solicit, initiate, seek or knowingly encourage any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any corporation, partnership, person or other entity or group (other than discussions with QTI) regarding certain alternative transactions. Ikanos agreed that any such negotiations in progress related to an alternative transaction would be terminated or suspended during such period. Ikanos agreed not to accept or enter into an agreement concerning any alternative transaction with any party other than QTI (or a direct or indirect subsidiary of QTI) prior to the expiration of such exclusivity period.

The foregoing summary and description of the Exclusivity Agreement do not purport to be complete and are qualified in their entirety by reference to the Exclusivity Agreement which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between Ikanos and its Executive Officers, Directors and Affiliates

The executive officers of Ikanos and the members of the board of directors of Ikanos (the “Board” or the “Ikanos Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement (the “Transactions”) that may be different from or in addition to those of Ikanos’ stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation – Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that Ikanos’ stockholders accept the Offer, and tender their Shares pursuant to the Offer.

For additional information with respect to the arrangements between Ikanos and its executive officers, directors and affiliates described in this Item 3, please see “Item 8. Additional Information – Golden Parachute Compensation” below, which is incorporated herein by reference.

Cash Payable for Shares Tendered Pursuant to the Offer

The non-employee directors, executive officers and affiliated 10% or greater stockholders of Ikanos who tender their Shares for purchase pursuant to the Offer will be entitled to receive the same cash consideration subject to the same terms and conditions as the other stockholders of Ikanos. As of August 17, 2015, the non-employee directors, executive officers and affiliated 10% or greater stockholders of Ikanos beneficially owned, in the aggregate, 8,826,307 Shares (or approximately 51% of the outstanding Shares as of such date), excluding Shares issuable to such stockholders after the date of this Schedule 14D-9 and prior to the Effective Time upon vesting of restricted stock units and upon exercise of options (including the exercise of any purchase rights under the Ikanos employee stock purchase plan) to purchase common stock (whether or not vesting or exercisable within 60 days of August 17, 2015). If the non-employee directors, executive officers and affiliated 10% or greater stockholders of Ikanos were to tender all such Shares for purchase pursuant to the Offer (of which the non-employee directors, named executive officers and Tallwood are obligated to do pursuant to the Tender and Support Agreement), and such Shares were accepted for payment and purchased by Purchaser, they would receive an aggregate of $24,272,350 in cash. For a description of the treatment of stock options and restricted stock units held by the directors and executive officers of Ikanos, see below under the headings “Effect of the Merger on Stock Options, Restricted Stock Units, Stock Appreciation Rights and the Employee Stock Purchase Plan.”

The following table sets forth, as of August 17, 2015, the cash consideration that each executive officer, non-employee director and affiliated 10% stockholders would be entitled to receive in respect of their outstanding Shares if such party were to tender all of its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Amount Payable
Non-Employee Directors:
Diosdado Banatao(1)	9,013	$24,786
Jason W. Cohenour	4,496	12,364
Danial Faizullabhoy	11,743	32,294
Frederick M. Lax	10,487	28,840
George Pavlov(1)	9,335	25,672
James Smaha	9,335	25,672

Executive Officers:
Omid Tahernia	24,407	67,120
Dennis Bencala	6,517	17,922
Debajyoti Pal	68,110	187,303
Stuart Krometis	12,811	35,231
James Murphy	10,604	29,161

10% Stockholders:
Entities affiliated with Tallwood(2)	8,649,449	23,785,985

Total	8,826,307	$24,272,350

(1)	Excludes shares held by Tallwood.
(2)

Includes shares held by Tallwood III, L.P. (“Tallwood III”), Tallwood III Partners, L.P. (“Tallwood III Partners”), Tallwood III Associates, L.P. (“Tallwood III Associates”), Tallwood III Annex, L.P. (“Tallwood III Annex”), and Tallwood Partners L.L.C. (“Tallwood Partners” and together with Tallwood III Annex, Tallwood III, Tallwood III Partners and Tallwood III Associates, the “Tallwood Funds”), who directly own 5,845,193; 740,180; 45,287; 1,818,789, and 200,000 shares of Ikanos common stock, respectively. Tallwood III Management, LLC (“Tallwood Management”) is the general partner of Tallwood III, Tallwood III Partners and Tallwood III Associates. Tallwood III Annex Management, LLC (“Tallwood Annex Management”) is the general partner of Tallwood III Annex. Messrs. Banatao and Pavlov are directors of Ikanos, and Managing

Members of Tallwood Management and Tallwood Annex Management and may be deemed to beneficially own the Shares held by the Tallwood Funds. The managing member of Tallwood Partners is The Banatao Living Trust DTD 7/21/99.

Effect of the Merger on Stock Options, Restricted Stock Units, Stock Appreciation Rights, and the Employee Stock Purchase Plan.

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding option to purchase shares of Ikanos common stock that has time-based vesting, whether or not vested, (each, an “Ikanos Time-based Option”), will be cancelled. Each Ikanos Time-based Option with an exercise price per Share that is less than the Offer Price will be converted into the right to receive cash in an amount rounding down to the nearest whole cent, equal to the product obtained by multiplying (A) the total number of Shares subject to such Ikanos Time-based Option immediately prior to the Effective Time (without regard to vesting) and (B) the excess, if any, of (x) $2.75 (the “Merger Consideration”) over (y) the exercise price payable per Share under such Ikanos Time-based Option, without interest. Ikanos Time-based Options with an exercise price per Share that is greater than the Offer Price will be cancelled for no consideration. In addition, each unvested performance-based option to purchase Ikanos common stock will be cancelled for no consideration.

The table below sets forth (i) the number of Shares underlying in-the-money Ikanos Time-based Options that were held by the non-employee directors and executive officers of Ikanos on August 17, 2015, (ii) the exercise price of such Ikanos Time-based Options and (iii) the total cash-out payments after taking into account the difference between the Offer Price and the weighted average exercise price of such Ikanos Time-based Options (but without taking into account any applicable tax withholdings).

Name	Number of Vested Shares Underlying Options Eligible for Cash-Out Payments	Number of Unvested Shares Underlying Options Eligible for Cash-Out Payments	Exercise Price of Options Eligible for Cash Out Payments	Total Cash-Out Payments for Options to be Cancelled in Merger
Non-Employee Directors:
Diosdado Banatao	833	4,167	$1.84	$4,550
Jason W. Cohenour	333	1,667	1.84	1,820
Danial Faizullabhoy	833	4,167	1.84	4,550
Frederick M. Lax	833	4,167	1.84	4,550
George Pavlov	833	4,167	1.84	4,550
James Smaha	833	4,167	1.84	4,550
Executive Officers:
Omid Tahernia	—	—	—	—
Dennis Bencala	—	—	—	—
Debajyoti Pal	—	—	—	—
Stuart Krometis	—	—	—	—
James Murphy	—	—	—	—

Total:	4,498	22,502	$1.84	$24,570

Treatment of Restricted Stock Units

Pursuant to the terms of the Merger Agreement, at the Effective Time, each Ikanos restricted stock unit (“Ikanos RSU”) that is then outstanding and unexercised, whether or not vested, will be cancelled. Each such cancelled Ikanos RSU will be converted into the right to receive cash in an amount, rounding down to the nearest whole cent, equal to the product obtained by multiplying (i) the total number of Shares subject to such Ikanos RSU immediately prior to the Effective Time (without regard to vesting) and (ii) the Merger Consideration.

The table below sets forth the number of Shares underlying Ikanos RSUs that were held by the non-employee directors and executive officers of Ikanos on August 17, 2015 and the total cash-out payments for such Ikanos RSUs (without taking into account any applicable tax withholdings).

Name	Number of Shares Underlying RSUs Eligible for Cash- Out Payments	Total Cash-Out Payments for RSUs to be Cancelled in Merger
Non-Employee Directors:
Diosdado Banatao	—	—
Jason W. Cohenour	—	—
Danial Faizullabhoy	—	—
Frederick M. Lax	—	—
George Pavlov	—	—
James Smaha	—	—

Executive Officers:
Omid Tahernia	166,392	$457,578
Dennis Bencala	60,404	166,111
Debajyoti Pal	64,424	177,166
Stuart Krometis	52,352	143,968
James Murphy	43,076	118,459

Total:	386,648	$1,063,282

Treatment of Stock Appreciation Rights

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding Ikanos stock appreciation right (each, an “Ikanos SAR”), will be cancelled. Each Ikanos SAR with an exercise price per Share that is less than the Offer Price will be converted into the right to receive cash in an amount rounding down to the nearest whole cent, equal to the product obtained by multiplying (A) the total number of Shares subject to such Ikanos SAR immediately prior to the Effective Time (without regard to vesting) and (B) the excess, if any, of (x) the Merger Consideration over (y) the exercise price per Share under such Ikanos SAR, without interest. Ikanos SARs with an exercise price per Share that is greater than the Offer Price will be cancelled for no consideration. As of August 17, 2015, none of the directors and executive officers of Ikanos have been awarded any Ikanos SARs.

Treatment of Purchase Rights Under Employee Stock Purchase Plan

Certain of Ikanos’ employees are eligible to participate in Ikanos’ Amended and Restated 2004 Employee Stock Purchase Plan (the “Ikanos ESPP”), by contributing up to 15% of their earnings for the purchase of Shares at a price per share equal to the lower of (a) 85% of the fair market value of Shares on the first date of an offering or (b) 85% of the fair market value of Shares on the date of purchase. Under the current terms of the Ikanos ESPP, a new 24 month offering period (consisting of four six-month purchase periods) commences approximately every six months on May 1 and November 1 of each year, with purchases occurring on the first trading day on or after May 1 and November 1 of each year.

Pursuant to the terms of the Merger Agreement, Ikanos has agreed to take all actions necessary pursuant to the terms of the Ikanos ESPP, such that the current offerings in progress as of the date of the Merger Agreement will be the final offerings under the Ikanos ESPP and that August 31, 2015 will be last day of such offerings, including providing timely notice to all Ikanos ESPP participants that August 31, 2015 will be the final purchase date under such offerings. Any Shares so purchased on August 31, 2015 will be allowed to participate in the Offer. The Merger Agreement requires Ikanos to terminate the Ikanos ESPP on or prior to the Effective Date. James Murphy is the only Ikanos executive officer enrolled in the Ikanos ESPP. On August 31, 2015,

Mr. Murphy will be entitled to purchase 500 shares of common stock of Ikanos at a price of $2.34 per share. As a result of the Merger, Mr. Murphy will be entitled to $1,375 pursuant to the Ikanos ESPP and the terms of the Offer.

Change of Control Arrangements

Each of Ikanos’ executive officers is a party to an Offer Letter with Ikanos that provides certain payments and benefits in the event of a change of control under various scenarios. Pursuant to the Offer Letters, the Transaction constitutes a change of control event. Each executive officer’s potential severance benefits are detailed below, and, except for Dennis Bencala, all severance benefits are contingent upon the execution of a standard settlement and release of claims agreement.

Pursuant to Omid Tahernia’s Offer Letter, as amended, if Mr. Tahernia’s employment is terminated without Cause, or he terminates his employment for Good Reason, within 90 days prior to, or on or within 12 months following, a Change of Control (as such terms are defined in his Offer Letter), Mr. Tahernia is entitled to the following compensation and benefits:

•	a lump sum cash severance payment equal to 12 months of his then-current base salary, plus an amount equal to one times his then-current target annual bonus under the Ikanos Executive Incentive Plan (the “Plan”), plus an amount equal to a pro-rated portion of his then-current target annual bonus under the Plan for the year in which his employment terminates;

•	payment of the premiums necessary for him and his eligible dependents to continue his/their group health insurance benefits under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) for 12 months from his termination date; provided, however, the premium payment obligation will terminate upon his acceptance of subsequent employment with a company that offers comparable health insurance benefits;

•	each Ikanos Time-based Option held by Mr. Tahernia will become fully vested upon such termination or, if later, the close of the Change of Control;

•	if such termination occurs within 90 days prior to the Change of Control, accelerated vesting of all performance-based options granted pursuant to the Offer Letter as described in the Offer Letter based on the Change of Control deal-price as if he were still employed through the close of the Change of Control; and

•	one hundred percent (100%) of the unvested portion of any stock option, restricted stock, restricted stock unit, or other equity grant held by Mr. Tahernia, other than the Ikanos Time-based Options or performance-based options, will automatically be accelerated in full so as to become completely vested upon such termination or, if later, the close of the Change of Control.

Pursuant to Debajyoti Pal’s Offer Letter, if Mr. Pal’s employment is terminated without Cause, or he terminates his employment for Good Reason, within 90 days prior to, or on or within 12 months following, a Change of Control (as such terms are defined in his Offer Letter), Mr. Pal is entitled to the following compensation and benefits:

•	severance pay equal to twelve months of his then current base salary on the date of termination (or, if greater, as in effect immediately prior to the Change of Control);

•	one hundred percent (100%) of his target bonus for the year in which the termination occurs (or, if greater, his target bonus as in effect immediately prior to the Change of Control), to be paid in equal installments over the twelve month period from the date of such termination;

•	accelerated vesting of his outstanding and unvested equity awards with respect to that portion of the award that would have vested during the twelve month period following his date of termination if he had remained employed with Ikanos through such period; and

•	provided Mr. Pal elects health insurance continuation coverage under COBRA, Ikanos will reimburse his health insurance premiums until the earlier of twelve months starting from the termination date or until he obtains substantially similar coverage under another employer’s group insurance plan.

Pursuant to the respective Offer Letters for Dennis Bencala, Stuart Krometis and James Murphy, if such officer’s employment is terminated without Cause, or he terminates his employment for Good Reason, within 90 days prior to, or on or within 12 months following, a Change of Control (as such terms are defined in the Offer Letters), such officer is entitled to the following compensation and benefits:

•	severance pay equal to six months of his then-current base salary on the date of termination;

•	fifty percent (50%) of his annual target bonus for the year in which the termination occurs;

•	accelerated vesting of all his outstanding and unvested equity awards with respect to fifty percent (50%) of the then-unvested portion of any such award; and

•	provided such officer elects health insurance benefits under COBRA, Ikanos will reimburse his health insurance premiums until the earlier of six months starting from the termination date or until he obtains substantially similar coverage under another employer’s group insurance plan.

The table below assumes that the closing of the Offer and the Merger both occur on August 17, 2015, and the employment of each executive officer of Ikanos ceases as a result of involuntary termination without cause on such date (without taking into account any applicable tax withholdings). The values shown for Ikanos Time-based Options and Ikanos RSUs are based on the cash amounts payable for the cancellation of such awards under the Merger Agreement, described above under “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between Ikanos and its Executive Officers, Directors and Affiliates.” The value shown for James Murphy’s purchase rights under the Ikanos ESPP is based on the cash amount payable for the Shares that will be issued upon the exercise of such purchase rights, described above under “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between Ikanos and its Executive Officers, Directors and Affiliates.” These cash amounts are payable for both vested and unvested awards. As further described under Item 3, all unvested performance-based options will be cancelled for no consideration in connection with the Merger.

Name	Cash Severance(1)	Cash Payments for Time-based Options	Cash Payments for RSUs	COBRA Reimbursement(2)	ESPP Purchase Payments
Omid Tahernia	$1,082,448	—	$457,578	$28,133	—
Dennis Bencala	201,000	—	166,111	14,066	—
Debajyoti Pal	420,000	—	177,166	28,132	—
Stuart Krometis	214,200	—	143,968	14,066	—
James Murphy	180,000	—	118,459	9,178	$1,375

Total:	$2,097,688	—	$1,063,282	$93,575	$1,375

(1)	Consists of 100% of annual salary for Messrs. Tahernia and Pal and 50% of annual salary for Messrs. Bencala, Krometis and Murphy; also consists of 100% of current annual bonus for Messrs. Tahernia and Pal and 50% of current annual bonus for Messrs. Bencala, Krometis and Murphy.
(2)	Consists of 12 months of COBRA reimbursement for Messrs. Tahernia and Pal and 6 months of COBRA reimbursement for Messrs. Bencala, Krometis and Murphy.

Compensation of Continuing Employees

Ikanos has been advised by Parent that Parent expects Mr. Pal to remain an officer of Ikanos following the Merger. However, as of August 17, 2015, none of Ikanos’ officers have entered into any formal agreements or understandings with Parent regarding the terms and conditions of their employment following the Merger.

Director Compensation

Ikanos currently provides cash compensation for its non-employee directors as follows:

•	all members of the Ikanos Board receive an annual retainer of $35,000,

•	the chairman of the Ikanos Board receives an additional annual retainer of $12,000,

•	each member of the Audit Committee receives an annual retainer of $10,000,

•	each member of the Compensation Committee receives an annual retainer of $5,000,

•	each member of the Nominating and Corporate Governance Committee receives an annual retainer of $3,350, and

•	in addition to the retainers paid to the committee members, the chairman of each committee receives an additional annual retainer of:

•	$20,500 to the Audit Committee chair;

•	$11,000 to the Compensation Committee chair; and

•	$9,500 to the Nominating and Corporate Governance Committee chair. For each qualifying committee meeting in excess of the designated number of qualifying meetings for each year, such committee member receives an additional $1,000.

In addition, each non-employee director receives equity awards in connection with their service on the Ikanos Board. On May 12, 2015, the Ikanos Board increased the number of automatic and nondiscretionary equity awards to non-employee directors pursuant to the 2014 Stock Incentive Plan as follows:

Each person who becomes a non-employee director after May 12, 2015 will be granted an option to purchase 11,000 shares of Ikanos common stock.

Additionally, on each date of the annual meeting of stockholders of Ikanos, each non-employee director will be granted an option and a restricted stock award as follows:

•	An option to purchase 2,000 shares of common stock and a restricted stock award for 750 shares, if such non-employee director has served on the Ikanos Board for at least one year as of the date of grant;

•	An option to purchase 3,000 shares of common stock and a restricted stock award for 1,000 shares, if such non-employee director has served on the Ikanos Board for at least two years as of the date of grant; and

•	An option to purchase 5,000 shares of common stock and a restricted stock award for 1,750 shares, if such non-employee director has served on the Ikanos Board for at least three years as of the date of grant.

The option grants vest as to 1/12th of the shares each month following the date of grant, subject to the non-employee director’s continuing to serve as a director on each vesting date. All restricted stock awards vest immediately on the date of grant.

In addition to the above, options awarded to non-employee directors are subject to acceleration of vesting upon a change of control pursuant to the provisions of each respective Stock Option Agreement by and between Ikanos and each such director. Pursuant to the Stock Option Agreements, all of the unvested stock options held by the non-employee directors will automatically vest in full and become exercisable upon a change of control. The Transaction will constitute a change of control under the Stock Option Agreements.

Ikanos also reimburses directors for reasonable out of pocket expenses incurred in connection with attending board and committee meetings.

Director and Officer Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Ikanos has included in its certificate of incorporation and bylaws provisions to eliminate the personal liability of its directors and executive officers for monetary damages for breaches of fiduciary duty, subject to specified limitations.

Ikanos also has entered into indemnification agreements with each of its directors and executive officers. These agreements generally require Ikanos to indemnify its directors and executive officers against all expenses (including reasonable attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, judgments, fines, penalties and amounts paid in settlement) incurred by such director or executive officer because he is, or is threatened to be made, a party to or a participant (as a witness or otherwise) in any threatened, pending, or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought in the right of Ikanos or otherwise and whether of a civil, criminal, administrative or investigative nature, in which such director or executive officer was, is or will be involved as a party or otherwise by reason of the fact that he is or was a director or officer of Ikanos or by reason of the fact that he is or was serving at the request of Ikanos as a director, officer, trustee, general partner, managing member, fiduciary, employee or agent of any other enterprise, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of Ikanos. Notwithstanding the foregoing, Ikanos is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of Ikanos within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or similar provisions of state statutory law or common law, or prior to a change in control, in connection with any proceeding initiated by such director or executive officer, including any proceeding initiated against Ikanos or its directors, officers, employees or other indemnitees, and certain other situations. Under the indemnification agreements, all reasonable expenses incurred by one of Ikanos’ directors or executive officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by Ikanos within 45 days after receipt of a written request for an advance of expenses, and such director or executive officer shall be deemed to have made an undertaking to repay the advance to the extent that it is ultimately determined that he is not entitled to be indemnified by Ikanos under his indemnification agreement, the bylaws, the DGCL or otherwise. The indemnification agreements also set forth certain procedures that will apply in the event any of Ikanos’ directors or executive officers brings a claim for indemnification under his indemnification agreement. This description of the indemnification agreements entered into between Ikanos and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(21) hereto, which is incorporated herein by reference.

Pursuant to the Merger Agreement, all rights to indemnification by Ikanos existing in favor of its directors and officers as of August 5, 2015 for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of Ikanos and as provided in the indemnification agreements between Ikanos and any such director and officer will survive the Merger for a period of six years from the Effective Time.

At or prior to the Effective Time, Ikanos may (through a nationally recognized insurance broker approved by Parent), and if Ikanos does not, the Surviving Corporation will purchase a six-year prepaid “tail” policy on terms and conditions with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Ikanos with respect to acts and omissions occurring prior to the Effective Time, but in no event will the cost of such “tail” policy exceed an aggregate amount in excess of 250% of the annual premium currently payable by Ikanos with respect to such current policy, and if the total premiums payable for such insurance coverage exceeds such amount, Ikanos or the Surviving Corporation, as applicable, will obtain a policy with the greatest coverage available for a cost equal to such amount.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent will ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, will assume the indemnification and insurance obligations.

Section 16 Matters

Pursuant to the Merger Agreement, Ikanos will take all steps as may be required to cause any dispositions of all Shares (including derivative securities with respect to Shares) resulting from the Offer and Merger by each individual who is subject to the reporting requirements of the Exchange Act with respect to Ikanos or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, the Compensation Committee of the Ikanos Board, at one or more meetings to be held prior to the time Purchaser accepts the Shares for payment, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act:

•	each employment compensation, severance and other employee benefit plans of Ikanos presented to the Compensation Committee;

•	the treatment of Ikanos equity awards in accordance with the terms set forth in the Merger Agreement; and

•	the applicable terms of the Merger Agreement.

In addition, the Compensation Committee of the Ikanos Board will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements.

Item 4.	The Solicitation or Recommendation

Recommendation of the Board

On August 5, 2015, the Ikanos Board unanimously:

•	determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Ikanos and its stockholders;

•	agreed that the Merger shall be subject to Section 251(h) of the DGCL;

•	approved the execution, delivery and performance by Ikanos of the Merger Agreement and the consummation of the transactions contemplated therein, including the Offer and the Merger; and

•	resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Ikanos Board unanimously recommends that Ikanos’ stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. A press release, dated August 6, 2015, issued by Ikanos announcing the Offer is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Transaction

Since Ikanos became a publicly traded company in 2005, the Ikanos Board and senior management periodically have evaluated Ikanos’ operating and strategic plans, both near-term and long-term, as well as potential partnerships in an effort to enhance stockholder value. The Ikanos Board and Ikanos’ management team regularly reviewed and evaluated pursuing various strategic alternatives as part of these ongoing efforts, taking into account expected economic, competitive and other market conditions. These strategic alternatives include the continued operation of Ikanos as an independent, standalone company, acquiring new businesses to complement or expand existing Ikanos businesses, entering strategic partnerships and pursuing a sale of Ikanos to a third party. The following is a summary of events, meetings and discussions that are relevant to the Ikanos Board’s decision to approve the Merger Agreement and recommend the Offer and the Merger to Ikanos’ stockholders.

On January 28, 2014, Ikanos’ management team presented its 2014 annual operating plan to the Ikanos Board. Based on the operating plan, the Ikanos Board concluded that Ikanos needed to explore various funding options because the Company would likely need to raise additional funds no later than the fourth quarter of 2014 in order to continue its operations. The Ikanos Board authorized the management team to evaluate various funding options and report back at a subsequent meeting.

In early February 2014, Ikanos had further discussions with Alcatel that were initially commenced during 2013 with respect to a collaboration on ultra-broadband products. At that time, both Ikanos and Alcatel indicated an interest in pursuing preliminary technical discussions regarding the integration of Ikanos’ technology into Alcatel’s ultra-broadband products. In furtherance of those discussions, Ikanos and Alcatel entered into a bilateral confidentiality agreement and each party provided confidential information to the other. The parties then commenced discussions concerning the framework for a collaboration agreement between the two companies.

In April 2014, Alcatel stated that it would be willing to provide funding to support the proposed collaboration, based in part on Alcatel’s analysis of Ikanos’ financial condition as detailed in publicly-available filings with the SEC.

On April 22, 2014, a regularly scheduled board meeting was held at which representatives of Pillsbury Winthrop Shaw Pittman LLP (“Pillsbury”), outside counsel to Ikanos, were present. At the board meeting, Ikanos’ management team presented and the Ikanos Board reviewed various strategic alternatives, including raising capital through an equity offering, and the proposed collaboration with Alcatel for the development of ultra-broadband products. The Ikanos Board determined that the Company needed to raise additional capital no later than early in the fourth quarter of 2014 in order to continue operations. Following the discussion, the Ikanos Board directed management to continue to evaluate strategies for raising capital, including private offering, marketed public offering and debt financing alternatives, against the background of the associated time frames for implementing each type of financing.

On the same day, Alcatel informed Ikanos that the proposed collaboration and Alcatel’s associated financing would be conditioned on Tallwood providing equity funding in an amount at least equal to the total amount of funding to be provided by Alcatel. Ikanos’ management team subsequently discussed with Tallwood Alcatel’s condition to the proposed collaboration. Tallwood indicated a willingness to support the proposed collaboration by making an additional investment in Ikanos.

In light of Alcatel’s requirement that Tallwood make an additional equity investment to support the proposed collaboration, Tallwood’s willingness to consider such an investment, its significant ownership interest in Ikanos and its three representatives on the Ikanos Board, the Ikanos Board determined that it was in the best interests of Ikanos and its stockholders to form a special committee of independent and disinterested directors to negotiate the terms of any transaction in which Tallwood would be a participant. Accordingly, the Ikanos Board established a special committee consisting of three independent and disinterested directors who are not affiliated with Tallwood (the “Special Committee”). The Ikanos Board authorized the special committee to, among other things, retain legal and financial advisors to the special committee, negotiate the structure, price, terms and conditions of any offering and to take any and all other actions as the special committee deemed necessary or appropriate in order to implement the issuance and sale of the common stock and approve any proposed transaction in which Alcatel and Tallwood would participate.

Between April 2014 and September 2014, a series of meetings were held with the Special Committee and independently with Alcatel and Tallwood to discuss various funding structures and timing considerations. During these discussions, it was determined that Ikanos should engage in a private placement followed by a rights offering (collectively, the “Offerings”) at the same price. Thereafter, Ikanos, Alcatel, Tallwood and their respective counsel negotiated the term sheets, conducted due diligence and structured the proposed Offerings.

At the same time as negotiating the Offerings, the Ikanos Board and management continued discussing various strategic opportunities intended to further the development of Ikanos’ business, including informally engaging in preliminary discussions and exchanging information under confidentiality agreements with other entities regarding various strategic alternatives such as business transactions and business combinations. These activities included discussions of a business combination with Qualcomm.

On May 8, 2014, Omid Tahernia met with representatives of Qualcomm and discussed expanding the relationship between Ikanos and Qualcomm, including the possibility of a potential acquisition by Qualcomm in the future.

On May 23, 2014, representatives of Ikanos and Qualcomm met to discuss Ikanos’ product offerings. Per Qualcomm’s request, Ikanos provided a demonstration of one particular product to Qualcomm during the meeting.

On July 2, 2014, Omid Tahernia and representatives of Qualcomm met to further discuss potential business opportunities between the companies. The representatives of Qualcomm expressed Qualcomm’s desire to begin due diligence on Ikanos.

On July 10, 2014, Omid Tahernia again met with representatives of Qualcomm. Qualcomm reiterated its potential interest in an acquisition of Ikanos. Omid Tahernia advised representatives of Qualcomm that Ikanos was in discussions with certain unnamed parties regarding a collaboration and a financing and suggested to Qualcomm that it could participate in the financing transaction together with such parties.

On July 11, 2014, the Ikanos Board met and considered the recent discussions that occurred with representatives of Qualcomm. Following discussion, the Ikanos Board authorized management to enter into due diligence discussions with Qualcomm.

On July 15, 2014, Ikanos and Qualcomm entered into a Confidentiality Agreement pertaining to Qualcomm’s evaluation of Ikanos’ confidential information.

On July 17, 2014, Ikanos and Qualcomm held an introductory meeting between the two companies. During the meeting, Ikanos and Qualcomm informally discussed potential areas where the companies could work together, as well as the possibility of a strategic transaction such as a merger or acquisition.

On July 22, 2014, management updated the Ikanos Board on the status of discussions with Qualcomm regarding a potential acquisition. The Ikanos Board authorized management to continue discussions with Qualcomm, to share with Qualcomm the financing plans of the Company and to inquire as to Qualcomm’s interest in participating in the proposed financing.

On July 31, 2014, Omid Tahernia held additional discussions with a representative of Qualcomm, who expressed Qualcomm’s desire to continue its due diligence of Ikanos.

On August 6, 2014, Qualcomm visited Ikanos’ headquarters to tour its facilities. During the visit, the parties discussed general market conditions as well as Ikanos’ employee headcount.

On August 13, 2014, Ikanos and Qualcomm held a telephonic meeting in which the companies discussed the revenue and operating expenses of Ikanos.

On August 15, 2014, Tallwood met with, and advised, representatives of Qualcomm that it could participate in an equity financing as an alternative or precursor to an acquisition. Qualcomm indicated that it was not interested in participating in an equity financing.

On August 22, 2014, Ikanos and Qualcomm held a telephonic meeting in which the companies discussed Ikanos’ software development and further discussed the revenue and employee headcount of Ikanos.

On September 12, 2014, the Ikanos Board met with management and Pillsbury to discuss a number of matters, including the status of the company’s operations and cash position. Management updated the Ikanos Board on the status of discussions with Qualcomm. The Ikanos Board discussed the need for capital, the importance of the proposed collaboration and related funding to Ikanos’ business strategy and operations and the early stage of discussions with Qualcomm compared to the near-term possibility of closing the Offerings with Alcatel and Tallwood. The Ikanos Board considered whether there were other strategic alternatives available to the Company that were likely to result in a better outcome for its stockholders than the Offerings. After consideration of these and other matters, the Ikanos Board authorized management to proceed with negotiation and finalization of definitive documentation based on the status of the negotiations with Alcatel and Tallwood but to continue discussions with Qualcomm.

On September 18, 2014, Omid Tahernia, Dennis Bencala and representatives of Qualcomm met to discuss the progress of due diligence. Mr. Tahernia informed Qualcomm that Ikanos was near to closing the private placement. Mr. Tahernia highlighted Ikanos’ immediate need for additional financing to continue operations and the potential strategic and operational benefits resulting from the proposed collaboration with Alcatel. Mr. Tahernia further informed representatives of Qualcomm that if Ikanos proceeded with the Offerings, Ikanos would need to terminate discussions with Qualcomm. Mr. Tahernia shared with Qualcomm the expected timing of the execution of the transaction documents, and that the private placement with Alcatel and Tallwood would be followed by a subsequent rights offering. At the meeting, a representative of Qualcomm once again did not express any interest in participating in the financing and did not make any proposal with respect to a potential acquisition of Ikanos. Instead, a representative of Qualcomm asked that Ikanos allow Qualcomm to conduct a single additional diligence session the next day.

On September 19, 2014, representatives of Qualcomm engaged in further engineering-related due diligence. Following the additional due diligence session, Qualcomm did not make a proposal for either a financing or an acquisition of Ikanos.

On September 23, 2014, management updated the Special Committee on the status of discussions with Qualcomm and informed the Special Committee that management had no expectation that Qualcomm would make any proposal prior to the proposed closing of the Offerings that would present a viable alternative for the Ikanos Board to consider. Accordingly, management proposed to the Ikanos Board that discussions with Qualcomm should be suspended pending completion of the private placement, when such discussions should be terminated in order to pursue a rights offering. The Ikanos Board agreed with the proposal and directed management to terminate discussions with Qualcomm upon closing of the private placement.

On September 29, 2014, Ikanos announced a collaboration with Alcatel for the development of ultra-broadband products. In connection with the collaboration, Ikanos also announced a financing plan that included the sale of common stock in a private placement to Alcatel and Tallwood, as well as a rights offering that allowed Ikanos’ existing stockholders at the time of the private placement to invest, on a pro rata basis to Tallwood, at the same price per share. On the following day, Ikanos sent a letter the following day informing Qualcomm of its decision to terminate further discussions between the companies as of September 30, 2014.

From late September through early October 2014, management of Ikanos and Pillsbury prepared the necessary documentation to commence the rights offering to stockholders of record of Ikanos common stock on September 26, 2014. On October 10, 2014, Ikanos filed a preliminary proxy statement to solicit stockholder approval to increase the number of authorized shares of common stock so that a sufficient number of shares would be available for stockholders who wished to exercise their pro-rata rights to purchase additional shares of common stock in the rights offering, among other matters.

On October 15, 2014, Ikanos sent an email requesting Qualcomm to return or destroy all confidential information of Ikanos relating to the potential strategic transaction between the companies. A final response email was sent by Qualcomm to Ikanos on December 16, 2014, informing Ikanos that reasonable steps were being taken by Qualcomm to destroy such confidential information.

On October 20, 2014, Ikanos filed a Registration Statement on Form S-1 with respect to the rights offering with the SEC. On October 31, 2014, Ikanos filed its definitive proxy statement with the SEC and on, at a special meeting of stockholders held on November 21, 2014, Ikanos’ stockholders approved the increase in the number of authorized shares of common stock. During this time, Ikanos also continued to work to get the Registration Statement declared effective by the SEC.

On December 1, 2014, Ikanos commenced the rights offering through the distribution of non-transferrable subscription rights to stockholders of record as of the close of business on September 26, 2014. Pursuant to the prospectus, the subscription rights expired if they were not exercised by Ikanos’ stockholders by January 12, 2015.

On December 9, 2014, the Ikanos Board held a meeting at which management presented various capital funding scenarios indicating the need for additional capital to fund operations in the coming fiscal year.

In December 2014 and in January 2015, Ikanos extended the expiration of the rights offering.

On January 27, 2015, the Ikanos Board held a meeting at which management updated the Board on the Company’s need for additional capital.

On February 6, 2015, Ikanos issued a press release announcing that it had completed the rights offering, which expired at 5:00 p.m. Eastern Time on February 4, 2015. An aggregate of 27,848,340 shares were sold to a group of investors affiliated with Tallwood, Ikanos’ largest stockholder, its executive officers and directors, and other investors, all of whom exercised their subscription rights in the rights offering.

On February 17, 2015, in response to an introduction email by a mutual friend, Omid Tahernia connected with a representative of Qualcomm. The Qualcomm representative then introduced Mr. Tahernia to one of his colleagues to follow up on strategic discussions between the two companies.

On February 23, 2015, Ikanos and Qualcomm entered into a new Confidentiality Agreement pertaining to Parent’s evaluation of Ikanos’ confidential information, which did not include a standstill provision. On the same day Omid Tahernia and a representative of Qualcomm scheduled a meeting for further discussions.

On February 24, 2015, management of Ikanos met with Needham & Company, LLC (“Needham & Company”) to discuss various strategic options available to Ikanos.

On February 27, 2015, Omid Tahernia, Dennis Bencala, Debajyoti Pal (CTO & SVP) and Syrus Ziai (VP, Worldwide Engineering) of Ikanos met with representatives of Qualcomm and presented to the Qualcomm team an overview of Ikanos as well as recent updates to Ikanos’ business.

At a series of meetings from March 16, 2015 through March 18, 2015, members of Ikanos’ management team met with Qualcomm to present and discuss the financial status, personnel, engineering, operations, marketing and strategy of Ikanos.

On March 23, 2015, members of Ikanos’ management team held a telephonic meeting with members of Qualcomm’s management team to further discuss the topics previously addressed in meetings held from February 27, 2015 through March 18, 2015 as well as provide certain updates as requested by Qualcomm.

On March 30, 2015, members of Ikanos’ management team met with Qualcomm to provide software development updates based on a prior request from Qualcomm. During the same day, Omid Tahernia provided the Ikanos Board with an update via telephone on the status of discussions with Qualcomm. Additionally, representatives of Needham & Company provided the Ikanos Board with an analysis of various strategic options available to the Company, including an equity financing.

On April 2, 2015, the Ikanos Board held a special telephonic meeting to discuss the status of Ikanos’ financial position, including its relationship with Alcatel, and the possibility and desirability of strategic options with several different partners. Representatives of Needham & Company and the Ikanos Board discussed how the capital requirements of Ikanos, its substantial losses, and the uncertainty of its ability to maintain and generate revenue growth made the Company an unlikely target for financial or private equity buyers; the party most likely to realize the value of the technology, have the ability to pay, and maximize shareholder value would be a strategic buyer. At the request of the Ikanos Board, Needham & Company representatives provided an overview of the potential risks and benefits of commencing a strategic process with Qualcomm in light of Ikanos’ cash position and expected cash needs. The Ikanos Board determined that Ikanos should notify Qualcomm of its decision to hold a board meeting on April 14, 2015, and that Ikanos would like to receive an indication from Qualcomm of how it intended to proceed before then. A discussion then ensued about the timing of the strategic process and the desirability of this process compared with the alternative of Ikanos continuing as a standalone company. Needham & Company representatives also presented the Ikanos Board a preliminary list of potential strategic acquirors in addition to Qualcomm. The Ikanos Board instructed the management team to make the necessary preparations to contact the other potential strategic acquirors by April 14, 2015. Without Needham & Company present, the Ikanos Board then considered its options among investment banks, including Needham & Company, weighing each bank’s respective qualifications in mergers and acquisitions, including each firm’s background and expertise in the semiconductor and networking industries, the market for technology mergers and acquisitions, potential strategic partners, relationships and execution capabilities. The Ikanos Board discussed various strategic alternatives for Ikanos, including whether to pursue a formal sales process for Ikanos, as well as strategies to deliver value to its stockholders through continued operation as an independent public company. The Ikanos Board then reviewed the current status of its business, the outlook of the business and the desirability of moving forward with Ikanos’ current business plan. Following discussion, the Ikanos Board determined to continue consideration of strategies to maximize stockholder value. The Board then reviewed Needham & Company’s industry experience, experience with recent similar transactions and familiarity with Ikanos from its participation in Ikanos’ two previous equity offerings in November 2010 and November 2013. Management considered reaching out to other investment banks, but due to Needham & Company’s familiarity with Ikanos’ business and the factors discussed with the Ikanos Board, the Ikanos Board decided to engage Needham & Company as its financial advisor following negotiation of an engagement letter between the parties.

Between April 2, 2015 and April 7, 2015, Ikanos negotiated the terms of the engagement letter with Needham & Company.

On April 7, 2015, the Ikanos Board held a special telephonic meeting in which members of Ikanos’ management team provided updates on the Company’s financial condition and the status of discussions with Qualcomm. During the same day, Ikanos executed the engagement letter and the Ikanos Board formally engaged Needham & Company on an exclusive basis to provide advisory and investment banking services with respect to Ikanos’

exploration of strategic alternatives. Needham & Company was chosen based on its familiarity with Ikanos and the semiconductor industry, as well as its qualifications, expertise, reputation and experience in advising on public mergers and acquisitions transactions.

On April 14, 2015, the Ikanos Board held a special telephonic meeting to discuss the financial state of the Company, including an update on discussions with Alcatel regarding potential funding. Ikanos’ management team then provided an update on the strategic discussions with Qualcomm. It was noted that Qualcomm completed certain aspects of its due diligence on April 3, 2015. Needham & Company representatives then presented a revised list of potential acquirors to the Ikanos Board, indicating the companies that Needham & Company believed might be most likely to be interested in acquiring Ikanos. The Ikanos Board authorized the management team to begin exploratory talks with potential acquirors besides Qualcomm, beginning with certain companies identified by Needham & Company which the Ikanos Board agreed were the likeliest to be interested in pursuing a strategic transaction with Ikanos.

On April 21, 2015, Needham & Company representatives provided the Ikanos Board with an update regarding the status of discussions with Qualcomm and other potential acquirors. Thereafter, the Needham & Company representatives left the meeting and the Ikanos Board continued with the agenda items from its regularly scheduled board meeting. Management presented to the Ikanos Board various capital funding scenarios, providing projections indicating the need for additional capital in 2015 to fund the Company to profitability.

On April 28, 2015, Ikanos entered into a Non-Disclosure Agreement with a potential acquiror (“Company B”) pertaining to its evaluation of Ikanos’ confidential information. A meeting with Company B was held at the offices of Ikanos on May 5, 2015 to discuss a potential strategic transaction between the parties.

On May 12, 2015, Ikanos entered into a Non-Disclosure Agreement with another potential acquiror (“Company D”) pertaining to the evaluation of Ikanos’ confidential information. A meeting with Company D was held at the offices of Company D on May 13, 2015 to discuss a potential strategic transaction between the parties.

On May 15, 2015, Ikanos entered into a Non-Disclosure Agreement with another potential acquiror (“Company C”) pertaining to its evaluation of Ikanos’ confidential information. A meeting with Company C was held at the offices of Company C on May 15, 2015 to discuss a potential strategic transaction between the parties.

On May 18, 2015, Ikanos entered into a Non-Disclosure Agreement with another potential acquiror (“Company E”) pertaining to its evaluation of Ikanos’ confidential information. After further discussion between the parties, the Ikanos Board decided that it was not in Ikanos’ best interest to pursue a strategic transaction with Company E given Company E’s limited financial resources as a privately held company.

On May 19, 2015, the Ikanos Board held a special telephonic meeting in which Needham & Company representatives provided an update on the status of discussions with several potential strategic acquirors. After discussing each potential acquiror, the Ikanos Board considered requesting formal indications of interest from such parties. The Needham & Company representatives reviewed with the Ikanos Board all seventeen parties who had been approached in the process and whether there were any other potential partners that might be interested in a strategic transaction with Ikanos. The Needham & Company representatives then discussed potential risks and benefits of several other strategic options with the Ikanos Board, including a proposal to pursue a convertible debt offering or an equity offering. The Ikanos Board requested the management team to review these alternatives in greater detail and to provide a recommendation to the Ikanos Board at the next scheduled board meeting.

Between May 20, 2015 and May 22, 2015, at the request of Qualcomm, Ikanos provided additional diligence materials regarding its revenue forecast and revenue breakdown by customer and product.

On May 22, 2015, at the direction of the Ikanos Board, Needham & Company sent process letters to each of Qualcomm, Company C and Company D requesting a preliminary offer by June 9, 2015. At a minimum, each offer was to address the overall transaction value, any material terms in a merger agreement, the method of financing the merger, any approvals and conditions necessary to consummate a merger, the proposed treatment of Ikanos’ key management and other employees as well as any other information that may be relevant to the Ikanos Board in evaluating a strategic transaction with such company.

On May 27, 2015, Company B informed Needham & Company that it was not interested in pursuing a strategic transaction with Ikanos.

On May 28, 2015, the Ikanos Board held a meeting at which members of Ikanos’ management team provided updates on the financial status of the Company and the status of discussions with potential acquirors. Needham & Company representatives updated the Ikanos Board on the status of discussions with Qualcomm, Company C and Company D, noting that three companies were in various stages of due diligence but each company was cognizant of the request to submit a written, preliminary offer by June 9, 2015. After discussion, the Ikanos Board determined that no other companies should be contacted at the time, especially direct competitors of Ikanos due to concerns over confidentiality and the use of Ikanos’ trade secrets for competitive purposes. The Needham & Company representatives then presented potential funding alternatives to the Ikanos Board in the event Ikanos did not receive an indication of interest from any of the companies, including, but not limited to, a convertible debt financing and a public offering of common stock. After discussion, the Ikanos Board determined to continue discussions regarding potential funding alternatives after indications of interest were received by Needham & Company.

On June 9, 2015, Needham & Company received an initial draft of a proposal from Qualcomm to acquire all of the outstanding shares of common stock of Ikanos with a proposed price per share of $3.36. The proposal outlined the high-level terms of the potential transaction based on the process letter previously submitted by Needham & Company to Qualcomm. Qualcomm also communicated orally to Needham & Company that the proposal was conditioned upon Ikanos entering into a thirty day exclusivity arrangement with Qualcomm.

On June 11, 2015, the Ikanos Board held a special telephonic meeting whereby Needham & Company representatives presented a status update on its discussions with the potential acquirors since the last board meeting. Representatives of Pillsbury participated in the meeting. Needham & Company provided the Ikanos Board with an overview of the proposal from Parent and noted that Company C and Company D were continuing their diligence review. The Ikanos Board requested that Needham & Company expedite the receipt of indications of interest from Company C and Company D, such that Ikanos could provide a prompt response to the proposal. The Ikanos Board discussed with Needham & Company whether there were other companies that were likely to have an interest in acquiring Ikanos and that Ikanos should approach. After such discussion the Ikanos Board determined that there were no such companies. The Needham & Company representatives then reviewed with the Ikanos Board the details of the Qualcomm proposal, including how the proposed terms compared to those in recent transactions by similarly situated companies. The Needham & Company representatives then reviewed with the Ikanos Board the process of negotiating the Qualcomm proposal, and Pillsbury provided input on certain terms. The Ikanos Board discussed the price and the requirement for exclusivity, and a discussion ensued on the terms of and process for presenting a revised proposal to Qualcomm. In evaluating the timing of negotiations with the potential acquirors, management provided an update on its financial position and expected cash needs and determined that the Company’s current cash was only sufficient to meet the cash needs of the Company to the end of September 2015. Following discussion, the Ikanos Board determined to consider the Qualcomm proposal in detail and provide prompt feedback thereafter in an effort to finalize a response to the proposal by June 13, 2015.

Between June 11, 2015 and June 13, 2015, based on directions from the Ikanos Board, revisions were made by Pillsbury to the response to the Qualcomm proposal. On June 13, 2015, the Ikanos Board held a special telephonic meeting to further discuss the terms of the response to the Qualcomm proposal. Representatives of

Pillsbury participated in the meeting. The Ikanos Board directed management to make further revisions to the response and to present the revised response to Qualcomm for negotiation. Management was directed to report the results of the negotiations to the Ikanos Board at its next meeting.

On June 14, 2015, Ikanos presented a revised counter-proposal to Qualcomm with a proposed price per share of $5.00 and included revised provisions regarding exclusivity, the termination fee and certain conditions to closing.

On June 16, 2015, a regularly scheduled board meeting was held at which members of Ikanos’ management team reviewed with the Ikanos Board the strategic objectives established by Ikanos in 2014 and the challenges faced by the Company since then. A representative of Needham & Company then provided an update to the Ikanos Board regarding the most recent conversation with Qualcomm. On the same day, representatives of Qualcomm informed the Needham & Company representative that Qualcomm was not interested in pursuing a potential transaction with Ikanos at a purchase price of $5.00 per share; however, Qualcomm would consider a potential transaction at a lower price per share and that Qualcomm would proceed under an exclusivity arrangement with Ikanos. The Ikanos Board discussed the counterproposals by Qualcomm in detail.

On June 17, 2015, at the direction of the Ikanos Board, Needham & Company advised Qualcomm that the Ikanos Board would be willing to enter into negotiations based on a purchase price of $4.10 per share. All other terms of the proposal remained the same as the revised draft submitted by Ikanos to Qualcomm on June 14, 2015.

On June 18, 2015, Qualcomm presented a revised proposal to Ikanos with a proposed purchase price of $3.75 per share and conditioned such price upon receipt of a thirty day exclusivity period. Later that day, the Ikanos Board held a special telephonic meeting in which Needham & Company representatives provided an update on the ongoing negotiation of the proposal with Qualcomm. Management as well as members of Pillsbury attended the meeting. The Ikanos Board and the Needham & Company representatives again discussed in detail whether other parties, including Company C and Company D who were continuing their diligence review, but had not submitted a written proposal despite repeated requests from Needham & Company, might be interested in acquiring Ikanos at a valuation equal to or greater than that indicated by Qualcomm in the proposal. After discussion with the Needham & Company representatives, the Ikanos Board concluded that it would be highly unlikely for another bidder to emerge. Pillsbury then led the Ikanos Board in a detailed review of the revised proposal received from Qualcomm earlier that day, including, but not limited to, the entry into an exclusivity arrangement with Qualcomm and the implications of entering into such an arrangement. Qualcomm informed Needham & Company, who then conveyed to the Ikanos Board, that Qualcomm would not move further in the process without execution of such agreement by Ikanos. Pillsbury then reviewed the fiduciary duties of the Ikanos Board in connection with the proposed strategic transaction and the Needham & Company representatives provided a financial analysis and market information relevant to the proposed transaction. The Ikanos Board discussed Ikanos’ current cash reserves and if there were any other viable options to raise additional funds. Management provided an update on the Company’s cash reserves and stated that the Company had sufficient cash to fund the Company to the end of September 2015. Representatives of Needham & Company discussed with the Ikanos Board various issues in connection with a financing transaction including, but not limited to, the difficulty in raising capital for a company that is majority owned and the impact of the recent decrease in market price of Ikanos shares. The Ikanos Board concluded that entering into an exclusivity arrangement would be advisable in order to secure the transaction that offers the most value reasonably available to Ikanos’ stockholders. The Ikanos Board instructed the management team to negotiate changes to the proposal with Qualcomm as discussed at the meeting. The Ikanos Board also authorized the management team to execute the proposal and enter into an exclusivity arrangement with Qualcomm in the event Qualcomm agreed that there would not be further price adjustments.

Between June 18 and June 22, 2015, representatives of Pillsbury and Cooley LLP (“Cooley”), legal counsel to Qualcomm, discussed and negotiated changes to the terms of the exclusivity arrangement as originally proposed by Qualcomm.

On June 22, 2015, Ikanos and Qualcomm executed a letter of intent with a price per share of $3.75 and an exhibit regarding the exclusivity arrangement between the companies. Despite repeated requests by Needham & Company, Ikanos did not receive other written indications of interest from either Company C or Company D prior to entering into exclusivity with Qualcomm. Needham & Company was in regular contact with Company C and Company D during the process and attempted to get them to submit written proposals at the June 9 deadline. While these companies continued their due diligence process, they did not submit written proposals by the time exclusivity was granted to Qualcomm and, as a result, they discontinued their involvement in the process.

On June 24, 2015, representatives from each of Qualcomm, Ikanos, Cooley and Pillsbury participated in a conference call to discuss the legal due diligence process.

Between June 29, 2015 and July 1, 2015, representatives of Qualcomm conducted further business diligence. During the course of the diligence, representatives of Qualcomm learned of factors they believed would result in higher than anticipated operating losses and liabilities.

On July 2, 2015, an initial draft of the Merger Agreement was sent by Cooley to Pillsbury.

On July 7, 2015, the Ikanos Board held a special telephonic meeting. A representative of Pillsbury participated in the meeting. Mr. Tahernia provided the Ikanos Board with an update on the discussions with Qualcomm, and Pillsbury provided the Ikanos Board with an overview of the Merger Agreement that was sent by Qualcomm to Ikanos on July 2, 2015, including, but not limited to, the requirement that a Tender and Support Agreement be entered into by certain significant stockholders of Ikanos in connection with the execution of the Merger Agreement. The Ikanos Board provided feedback to management and Pillsbury and directed management to send a revised draft of the Merger Agreement to Qualcomm with such changes as directed by the Ikanos Board.

Also on July 7, 2015, Cooley sent an initial draft of the Tender and Support Agreement to Pillsbury. On the same day, Pillsbury sent a revised draft of the Merger Agreement to Cooley.

Between July 8, 2015, and July 14, 2015, Cooley and Pillsbury negotiated the terms, and exchanged drafts, of the Merger Agreement and the other transaction documents.

On July 14, 2015, Pillsbury sent a draft of the Tender and Support Agreement to representatives of Alcatel.

Also on July 14, 2015, a representative of Qualcomm informed a representative of Needham & Company that there were significant issues with the due diligence of Ikanos.

Management submitted the Merger Agreement to the Ikanos Board for review on July 15, 2015. Also on July 15, 2015, the Ikanos Board held a special telephonic meeting in which Needham & Company representatives provided an update on the negotiations to date with Qualcomm. A representative of Pillsbury participated in the meeting. The Needham & Company representatives described the ongoing diligence process and proposed timing of the transaction, including, but not limited to, the signing of the Merger Agreement with Qualcomm. Pillsbury then reviewed with the Ikanos Board the status of the Merger Agreement negotiations and the open items. After discussion, the Ikanos Board provided direction to management on the open items, including proposing the reduction of the size of the termination fee from 4% to 3.5%, fiduciary out obligations and various closing conditions.

On July 17, 2015 and July 18, 2015, Pillsbury sent a revised draft of the Tender and Support Agreement to representatives of Alcatel and Tallwood, respectively.

On July 20, 2015, Pillsbury sent a revised draft of the Merger Agreement to Cooley.

On July 21, 2015, the Ikanos Board held a meeting in which the Ikanos Board discussed the ongoing negotiation of the transaction and the timing of Ikanos’ earnings release. Management discussed the operating contract review in connection with the transaction due diligence, the status of the Merger Agreement and related schedules and the Open Source software review being conducted in connection with the transaction. Representatives from Needham & Company then provided an update on the status of negotiations with Qualcomm. Thereafter, the Needham & Company representatives left the meeting and the Ikanos Board continued with the agenda items from its regularly scheduled board meeting. Management of Ikanos reviewed with the Ikanos Board certain updated financial forecasts for the remainder of 2015 to take into account, among other things, management’s reduced revenue forecast for 2015. However, the reduced revenue forecast was offset by a forecasted reduction of operating expenses for the balance of 2015.

Also on July 21, 2015, Pillsbury sent a revised draft of the Tender and Support Agreement to representatives of Tallwood and Alcatel for their review and comment.

On July 22, 2015, Qualcomm’s exclusivity lapsed and the companies continued negotiating the transaction documents, which had been the subject to considerable negotiation and revision to date.

On July 23, 2015, representatives of Alcatel sent a revised draft of the Tender and Support Agreement to Pillsbury. Pillsbury and representatives from Alcatel and Tallwood discussed the proposed changes and further revised the Tender and Support Agreement.

On July 24, 2015, Pillsbury sent a revised draft of the Tender and Support Agreement to Cooley, which included comments from representatives of Alcatel and Tallwood. On the same day, Cooley sent revised drafts of the Merger Agreement and the Tender and Support Agreement to Pillsbury.

Between July 24, 2015 and July 28, 2015, Pillsbury and Cooley negotiated and exchanged further drafts of the Merger Agreement. During this time, Pillsbury and Cooley negotiated and exchanged drafts of the Tender and Support Agreement, which included revisions by, and input from, representatives of Alcatel and Tallwood.

On July 28, 2015, the Ikanos Board and Needham & Company representatives discussed in detail whether other parties might be interested in acquiring Ikanos at a valuation equal to or greater than that indicated by Qualcomm in the proposal. After discussion with the Needham & Company representatives, the Ikanos Board concluded that it would be highly unlikely for another bidder to emerge, particularly given that Ikanos had not received any other indications of interest, and no other party had contacted Ikanos.

Between July 29, 2015 and July 31, 2015, the Ikanos Board held special telephonic meetings in which Omid Tahernia and representatives of Needham & Company provided daily updates regarding their separate discussions with Qualcomm. During the course of Mr. Tahernia and Needham & Company’s discussions with Qualcomm, Qualcomm raised additional tax and financial diligence questions concerning Ikanos, including a potential tax matter brought to Qualcomm’s attention by their outside auditors.

Also between July 29, 2015 and July 31, 2015, representatives of Pillsbury and Cooley negotiated and exchanged further drafts of the Merger Agreement and the Tender and Support Agreement.

On July 31, 2015, representatives of Alcatel and Cooley negotiated the terms of the Tender and Support Agreement.

Also on July 31, 2015, due to Qualcomm’s own internal reorganization and its analysis of various factors, including (i) the competitive market in which Ikanos operates, which requires more funding for the Ikanos’ products to succeed, (ii) certain liabilities identified during Qualcomm’s due diligence review, and (iii) Ikanos’ product delays, a representative of Qualcomm informed a representative of Needham & Company that Qualcomm was decreasing the offer price from $3.75 to $2.50 per share.

On August 1, 2015, the Ikanos Board held a special telephonic meeting. Dennis Bencala updated the Ikanos Board on various diligence matters, including results of Qualcomm’s financial and tax diligence. Ikanos’ outside tax advisors provided their view to the Ikanos Board that the potential tax issue was not of the merit or level asserted by Qualcomm. Omid Tahernia and a representative of Needham & Company then updated the Ikanos Board on their conversations with Qualcomm regarding the proposed price reduction. The Ikanos Board directed Mr. Tahernia and management to work with Qualcomm to mitigate Qualcomm’s concerns regarding the tax and financial diligence matters, and to negotiate with Qualcomm further with respect to price.

On August 3, 2015, the Ikanos Board held a special telephonic meeting. Mr. Bencala reported on the discussions held over the weekend with Qualcomm on the outstanding matters, including potential tax matters, liabilities and operating losses, and the work by Ikanos and its tax advisors. The Company’s tax advisors provided the Ikanos Board with their view of the various issues and any potential costs involved. The Ikanos Board directed management to complete their review of the financial and tax diligence matters raised by Qualcomm and present such review to Qualcomm in an effort to mitigate Qualcomm’s concerns.

On August 4, 2015, the Ikanos Board held a special telephonic meeting. Mr. Tahernia reported on his meetings with Qualcomm on the various outstanding matters, including the position summary prepared by the Company’s outside advisors on the asserted tax issue as presented to Qualcomm. Mr. Bencala advised the Ikanos Board that the Company’s analysis did not agree with Qualcomm’s on the potential tax liability. The Ikanos Board and Needham & Company representatives discussed in detail whether other parties might be interested in acquiring Ikanos at a valuation equal to or greater than $2.50 per share. It was concluded that it would be highly unlikely for another bidder to emerge, given Ikanos had not received any other indications of interest and no other party had contacted Ikanos despite the broad review process initiated by Needham & Company. The Ikanos Board also discussed Ikanos’ ability to quickly raise funds if it did not pursue a transaction with Qualcomm. The Ikanos Board then instructed Mr. Tahernia to attempt to renegotiate the purchase price with Qualcomm. On the same day, Mr. Tahernia met with a representative of Qualcomm to continue the discussions relative to the change in purchase price. A representative of Qualcomm indicated to Mr. Tahernia that Qualcomm had decreased its original offer of $3.75 to $2.50 not only because of the potential tax issue identified during due diligence, but also because, among other things, the Ikanos business would require significant additional investment before it reaches cash flow breakeven and that Ikanos’ cash position was such that the Company could not continue to operate past the end of September 2015 without an additional infusion of capital. After extensive discussion and at the conclusion of the meeting, Parent agreed to raise the offer to $2.75 per share as their best and final offer.

Between August 3, 2015, and August 4, 2015, representatives of Pillsbury and Cooley continued to negotiate and exchange drafts of the Merger Agreement.

On August 4, 2015, Cooley, Pillsbury and representatives of Alcatel and Tallwood continued to negotiate the terms of the Tender and Support Agreement, including the termination provisions of the agreement.

On the morning of August 5, 2015, the Ikanos Board held a special telephonic meeting with representatives of Needham & Company and Pillsbury. During the meeting, Omid Tahernia updated the Ikanos Board on his negotiations the prior day with respect to the purchase price offered by Qualcomm. Mr. Tahernia reported that Qualcomm had agreed to increase the price to $2.75 per share but refused to increase it any further. The Ikanos Board engaged in extensive discussions. Pillsbury then reviewed with the Ikanos Board its fiduciary duties in the context of the Ikanos Board’s strategic alternatives process. Pillsbury also reviewed the key provisions of the Merger Agreement, including structure and timing considerations, offer conditions, required regulatory approvals, non-solicitation provisions that would permit Ikanos to negotiate and accept an unsolicited superior proposal, subject to compliance with the Merger Agreement and Qualcomm’s matching rights, Ikanos’ right to change its recommendation, termination provisions, the termination fee, and circumstances under which the termination fee would be payable. The Ikanos Board asked questions and discussed the provisions of the Merger Agreement and related documentation. At this time the Ikanos Board voted to adjourn the meeting until later in the day to consider this information.

Later in the day the Ikanos Board reconvened the board meeting and representatives of Needham & Company presented a financial analysis of the consideration to be received by the Ikanos stockholders pursuant to the Merger Agreement to the Ikanos Board and delivered to the Ikanos Board Needham & Company’s oral opinion, which was confirmed by delivery of a written opinion dated August 5, 2015, to the effect that, as of such date and based upon and subject to the considerations, limitations and other matters set forth therein, the consideration to be received by the Ikanos stockholders (other than Qualcomm or any of its affiliates and other than holders of Dissenting Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. See “Item 4 – Opinion of Ikanos’ Financial Advisor.” Pillsbury then reviewed and discussed with the Ikanos Board the proposed resolutions regarding the transaction. After further discussion, for the reasons more fully described in “Item 4 – The Solicitation or Recommendation – Reasons for Recommendation”, the Ikanos Board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Ikanos and its stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by Ikanos of the Merger Agreement and the consummation of the transactions contemplated therein, including the Offer and the Merger, and (iv) resolved to recommend that the holder of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Later on August 5, 2015, the Merger Agreement was executed by the parties. The Tender and Support Agreement were executed by Parent, Merger Sub and each executive officer and director of Ikanos as well as Tallwood and Alcatel.

On August 6, 2015, each of Qualcomm and Ikanos issued a press release announcing the Transactions.

Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, the Ikanos Board consulted with management, Needham & Company and Pillsbury and, in reaching its unanimous determination to approve the Merger Agreement and recommend the Transactions to Ikanos’ stockholders, the Ikanos Board relied upon and considered numerous factors, including the following material factors, each of which is supportive of its determination and recommendation.

•	Ikanos’ business, assets, financial condition, results of operations, competitive position and prospects as well as its long-range plan. The Ikanos Board considered, among other factors that Ikanos’ stockholders would continue to be subject to the risks and uncertainties of Ikanos executing on its long-range plan if it remained independent. The Ikanos Board weighed the certainty of realizing a value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future and the substantial risk and uncertainty associated with Ikanos and its business, including its history of losses, declining revenues, delays in introducing products to market and ability to raise capital sufficient to finance its operations as well as the risk factors set forth in Ikanos’ Quarterly Report on Form 10-Q for the quarter ended June 28, 2015;

•	Ikanos’ historical and current financial performance and results of operations, Ikanos’ prospects and long-term strategy, its competitive position in the semiconductor sector in which it operates and general economic and stock market conditions, including Ikanos’ declining operating results;

•	the Offer Price will be paid in cash providing certainty, immediate value and liquidity to Ikanos’ stockholders;

•	the historical market prices, trading volume, volatility and other trading information with respect to the Shares, including that the Offer Price to be paid for each Share represents approximately a 57.14% premium to the closing price of $1.75 per Share on August 4, 2015;

•	The Ikanos Board’s belief, after a review of potential strategic alternatives and discussions with management and outside advisors, that the Offer Price is more favorable to the stockholders of Ikanos than the potential value that might have resulted from other strategic opportunities potentially available to Ikanos, including remaining as a standalone company or pursuing a business combination transaction with another party;

•	The Ikanos Board’s belief that as a result of arm’s-length negotiations with Parent, Ikanos and its representatives had negotiated the highest price per Share that Parent was willing to pay for Ikanos and that the terms of the Merger Agreement include the most favorable terms to Ikanos in the aggregate to which Parent was willing to agree;

•	certain limited prospective forecasts for Ikanos prepared by management, which reflect an application of various commercial assumptions of management to the latest available long-range plans of Ikanos. For further discussion, see “Item 4. The Solicitation or Recommendation – Certain Prospective Financial Information”;

•	after discussions with management and Needham & Company, the Ikanos Board considered that only Parent submitted and did not withdraw, a written indication of interest;

•	the availability of statutory appraisal rights under the DGCL in connection with the Merger for Ikanos’ stockholders who do not tender their Shares in the Offer and who otherwise comply with the statutory requirements of the DGCL, and who believe that exercising their appraisal rights would yield them a greater per Share amount than the Merger would;

•	the Ikanos Board’s belief that the Offer and the second-step Merger likely would be completed based on, among other things, the limited number of closing conditions to the Offer and the Merger, including the absence of a financing condition;

•	that the Offer presented the possibility of a relatively quick conclusion of the acquisition of Ikanos;

•	the Ikanos Board’s belief that the business reputation of Qualcomm and its management and the substantial financial resources of Qualcomm and, by extension, Purchaser, supported the conclusion that a transaction with Qualcomm and Purchaser could be completed relatively quickly and in an orderly manner;

•	the Ikanos Board’s assessment of its prospects for substantially increasing stockholder value as a standalone company above the Offer Price, including its consideration of the following factors:

•	the need for cash to fund operations which would require incurring additional debt or issuing additional equity in the third quarter of 2015 and the first quarter of 2016, and that any additional debt would likely include restrictive covenants and equity financings would be dilutive to existing stockholders, if either were available at all;

•	the relatively small size and scale of Ikanos’ operations, which presents resource constraints that challenge growth in the business as well as employee retention issues;

•	the importance of scale for achieving sustained revenue growth and structural unit cost reductions in order to compete effectively in the broadband communications sector;

•	the risk of delay or interruption in anticipated revenue growth from new customers, which could be impacted by multiple factors, such as customers’ unwillingness to do business with Ikanos due to its uncertain financial position, as well as general market timing, technical problems, and other factors not directly controlled by Ikanos;

•	lack of confidence of the investment community in Ikanos’ ability to accurately forecast its business and operating results; and

•	Ikanos’ ability to compete in the broadband communications sector against companies that are substantially larger and better capitalized than Ikanos.

•

the fact that the Offer is structured as an all-cash Offer, which can be completed, and cash consideration can be delivered to Ikanos’ stockholders, on a prompt basis assuming satisfaction of the minimum tender conditions provided for in the Merger Agreement, reducing the period of uncertainty during the pendency of the transactions on its stockholders, employees and customers, with a second-step Merger in which Ikanos stockholders who do not tender their Shares in the Offer will receive the same cash price as paid for the Shares in the Offer;

•	the fact that if any of the conditions to the Offer are not yet satisfied or waived as of any then-scheduled expiration time, the Merger Agreement provides that Purchaser may extend the Offer on one or more occasions, for an additional period of up to ten business days per extension;

•	the oral opinion of Needham & Company, rendered on August 5, 2015 and confirmed by delivery of a written opinion dated the same date, to Ikanos’ Board that, as of that date and subject to the various assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the $2.75 per Share cash consideration to be received by holders of Shares pursuant to the Merger Agreement (other than Qualcomm or any of its affiliates and other than holders of dissenting shares) was fair to those holders from a financial point of view, as more fully described under the caption “Opinion of Ikanos’ Financial Advisor.” Needham & Company’s opinion does not constitute a recommendation as to whether or not any holder of Shares should tender Shares in the Offer or as to how any such holder should vote or act with respect to the transaction or otherwise.

•	the terms and conditions of the Merger Agreement, including the following factors:

•	the ability of the Ikanos Board under the Merger Agreement to withdraw or modify its recommendation that the Ikanos stockholders accept the Offer and tender their Shares in connection with an alternative offer that the Ikanos Board concludes in good faith (after consultation with Needham & Company and Pillsbury) constitutes a superior proposal, and Ikanos’ right to terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive agreement with respect to such superior proposal, in both cases after giving Parent four business days’ notice and providing a “matching right” prior to withdrawing or modifying its recommendation and subject to payment of a termination fee;

•	the Ikanos Board considered the fact that, on the terms and subject to the conditions set forth in the Merger Agreement, the Ikanos Board may withdraw or modify its recommendation in response to a material development or change in circumstances (not in connection with a competing acquisition proposal) that was not known to the Ikanos Board as of the date of the Merger Agreement, if, in each case, it determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be reasonably likely to result in a breach of the directors’ fiduciary duties under applicable law;

•	the customary nature of the conditions to Parent’s obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

•	the conclusion of the Ikanos Board that the termination fee of $1,750,000 (approximately 3.5% of the equity value of the Transactions) which is payable by Ikanos if the Merger Agreement is terminated in connection with a superior proposal or certain other events is customary and reasonable and will not unduly inhibit the Ikanos Board from approving a superior proposal if such were available; and

•	the fact that the Merger will be governed by Section 251(h) of the DGCL, which permits Parent to close the second-step Merger without the need for, and the delays occasioned by, a vote of stockholders if a majority of the outstanding Shares are tendered in the Offer.

The Ikanos Board also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

•	that Ikanos will no longer exist as an independent company and that Ikanos’ stockholders will not participate in any future growth of Ikanos as an independent company or in any synergies with Qualcomm resulting from the Transactions, including any potential future benefit from the continued development and commercialization of any new products;

•	the effect of the announcement and pendency of the Merger Agreement and the Offer on Ikanos’ operations, employees, distributors, customers, collaboration partners and suppliers;

•	Ikanos’ ability to retain employees during the pendency of the Offer and the Merger Agreement;

•	that, if the Offer and the Transactions are not consummated in a timely manner or at all:

•	Ikanos may incur significant transaction and opportunity costs attempting to consummate the Transactions;

•	Ikanos may have lost potential business partners and employees after announcement of the Offer;

•	Ikanos’ business may be subject to significant disruption; and

•	Ikanos’ directors, officers and other employees will have expended considerable time and effort to consummate the transactions;

•	the restrictions in the Merger Agreement that prohibit Ikanos from soliciting or initiating discussions with third parties regarding a competing offer for Ikanos, and place certain constraints on Ikanos’ ability to respond to such proposals, subject to the fulfillment of certain fiduciary duties of the Ikanos Board;

•	the termination fee payable to Parent upon the occurrence of certain events may deter other potential acquirors from publicly making a competing offer for Ikanos that might be more advantageous to the Ikanos stockholders, and the impact of the termination fee on Ikanos’ ability to engage in certain other transactions following the termination of the Merger Agreement;

•	that the gain realized by Ikanos’ stockholders as a result of the Offer and the second-step Merger generally will be taxable for U.S. federal income tax purposes; and

•	the restrictions in the Merger Agreement on the conduct of Ikanos’ business prior to the consummation of the Merger, which may delay or prevent Ikanos from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger, and the potentially adverse impacts on Ikanos’ business and financial condition if the Offer is not consummated and the Merger does not occur.

In addition to the above, the Ikanos Board considered the arrangements and possible conflicts of interest of certain Ikanos officers and directors. See “Item 3 – Past Contacts, Transactions, Negotiations and Agreements.”

The Ikanos Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of the Ikanos Board’s reasons for its recommendation that Ikanos’ stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the Ikanos Board in consideration of its recommendation. In view of the wide variety of factors considered by the Ikanos Board in connection with the evaluation of the Offer and the complexity of these matters, the Ikanos Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information reviewed, and the judgments of individual members of the Ikanos Board may have been influenced to a greater or lesser degree by different factors.

For the reasons described above, the Ikanos Board unanimously recommends that the Ikanos stockholders accept the Offer and tender their Shares in the Offer.

Intent to Tender

To Ikanos’ knowledge, after making reasonable inquiry, all of its executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons or entity immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition Parent and Purchaser have entered into a Tender and Support Agreement with each of Ikanos’ directors and named executive officers, and certain stockholders, to tender all of their Shares, as well as any additional Shares that they may acquire in the future, to Purchaser in the Offer. The Tender and Support Agreement will terminate in the event the Merger Agreement is terminated and in certain other circumstances.

Certain Prospective Financial Information

Ikanos’ management does not as a matter of course make public projections as to future performance or earnings beyond the then current quarter or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with its strategic planning process and a potential sale of the Company, in May 2015, management prepared certain financial projections for the remainder of fiscal year 2015 and for fiscal years 2016 through 2018. The projections with respect to the remainder of fiscal year 2015 were subsequently updated by management in July 2015 to reduce revenue and reduce certain expenses to its May 2015 estimates, among other things.

These projections were developed from historical financial statements and a series of assumptions and estimates of management, including potential dilutive equity raises in the third quarter of 2015 and the first quarter of 2016. The projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles (“GAAP”). The inclusion of these projections in this Schedule 14D-9 should not be regarded as an indication that the Ikanos Board, Needham & Company, any of their respective representatives or affiliates, or any other recipient of this information considered, or now considers, such projections to be a reliable prediction of future results or events. The Company’s independent registered public accounting firm has not examined, compiled, or performed any procedures with respect to the projections.

Ikanos’ future financial results may materially differ from those expressed in these projections due to factors that are beyond management’s ability to control or predict. Ikanos cannot guarantee that any of these projections will be realized or that its future financial results will not materially vary from the projections. Other than as discussed above, the projections have not been updated since they were prepared, and do not take into account any circumstances or events occurring after the date they were prepared, including the August 6, 2015 announcement of the parties’ entry into the Merger Agreement or subsequent integration planning activities. In addition, the projections do not take into account the effect of any failure of the Merger to occur and should not be viewed as accurate or continuing in that context. The projections should not be used as public guidance and will not be provided in the ordinary course of Ikanos’ business in the future.

Before entering into the Merger Agreement, representatives of Parent conducted a due diligence review of Ikanos, and in connection with their review, Parent received certain non-public information concerning Ikanos, including the financial projections included or calculated based on the information provided. This information was also furnished to Needham & Company. The Ikanos Board and management instructed Needham & Company to rely on the financial projections as the basis for its analyses in rendering its opinion described in more detail below.

Ikanos has included in this Schedule 14D-9 the projected financial information to give Ikanos’ stockholders access to certain nonpublic information that was available to Parent and the Ikanos Board at the time of the evaluation of the Offer, the Merger Agreement and the Transactions contemplated by the Merger Agreement.

The projections are not being included in this Schedule 14D-9 to influence the decision of any Ikanos stockholder whether to tender Shares in the Offer. The information from the projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Ikanos contained in Ikanos’ filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

For the foregoing and other reasons, stockholders and readers of this Schedule 14D-9 are cautioned that the inclusion of summary financial projections in this Schedule 14D-9 should not be regarded as a representation or guarantee that the targets will be achieved and that they should not rely on the projections.

The projections are forward-looking statements and are qualified in their entirety by risks and uncertainties that could result in the projections not being achieved, including, but not limited to, demand for Ikanos’ products, its ability to timely develop new products, conditions in the markets for Ikanos’ products, factors affecting the semiconductor industry, general business and economic conditions, the effects of competition and consolidation in the industry, Ikanos’ ability to raise capital in the future, and other risks and uncertainties contained in Ikanos’ filings with the SEC, including its Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2015. Neither Ikanos nor Parent, or any of their respective affiliates, advisors, officers, directors or representatives, has made or makes any representation to any Ikanos stockholder or other person regarding the ultimate performance of Ikanos compared to the information contained in the projections or that the projections will be achieved. Ikanos has made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning the projections. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in this Schedule 14D-9 or in Ikanos’ other periodic reports are not applicable to any forward looking statements made in connection with the Offer, including the projections. Please refer to the section entitled “Forward-Looking Statements” under “Item 8 – Additional Information.”

A summary of the information that was included in the projections is set forth below. The information excludes stock based compensation and amortization of intangibles.

(dollars in millions)	2015E	2016E	2017E	2018E
Revenue	$49.3	$88.9	$152.0	$208.9
Gross margin	24.5	42.5	79.7	108.2
Operating income (loss)	(44.2)	(34.1)	22.1	72.3
Depreciation and amortization	5.9	6.8	5.1	3.2
Interest	1.3	2.1	2.3	2.2
Taxes	0.4	0.8	0.8	0.8
Non-GAAP net income (loss)	(45.9)	(37.1)	19.0	69.3
Capital expenditures	2.6	3.7	2.8	1.7
Change in net working capital	6.1	(2.8)	(13.5)	(6.6)

Opinion of Ikanos’ Financial Advisor

Ikanos retained Needham & Company to render an opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration to be received by those holders in the Offer and the Merger pursuant to the Merger Agreement.

On August 5, 2015, Needham & Company delivered to the Ikanos Board its oral opinion (which was subsequently confirmed in writing by delivery of a written opinion dated the same date) that, as of that date and based upon and subject to the assumptions and other matters described in the opinion, the consideration of $2.75 per Share, net to the seller in cash, to be received by the Ikanos stockholders pursuant to the Merger Agreement (other than Parent or any of its affiliates and other than holders of dissenting shares) was fair to those holders from a financial point of view. Needham & Company provided its opinion for the information and assistance of the Ikanos Board in connection with and for the purpose of the Ikanos Board’s evaluation of the transactions contemplated by the Merger Agreement. Needham & Company’s opinion relates only to the fairness, from a financial point of view, to the holders of Shares (other than Parent or any of its affiliates and other than dissenting shares) of the Merger Consideration, which was determined through arm’s length negotiations between Ikanos and Parent. Needham & Company’s opinion does not address any other aspect of the Offer or the Merger, or any related transaction, and does not constitute a recommendation to any stockholder of Ikanos as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger.

The complete text of Needham & Company’s opinion, dated August 5, 2015, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex I hereto. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Shares should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the Merger Agreement dated August 4, 2015;

•	reviewed certain publicly available information concerning Ikanos and certain other relevant financial and operating data of the Ikanos furnished to Needham & Company by Ikanos;

•	reviewed the historical stock prices and trading volumes of the Shares;

•	held discussions with members of management of Ikanos concerning the current operations of and future business prospects for Ikanos;

•	reviewed certain financial forecasts with respect to Ikanos prepared by management of Ikanos and held discussions with members of such management concerning those forecasts;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed relevant to similar data for Ikanos;

•	reviewed the financial terms of certain other business combinations that Needham & Company deemed relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

Needham & Company noted that management of Ikanos had provided Needham & Company with revised financial forecasts on July 21, 2015, to take into account, among other things, management’s reduced expectations with respect to timing and volume of customer orders in 2015. At Ikanos’ direction, Needham & Company relied only upon the most recent financial forecasts provided by management of Ikanos for purposes of rendering the opinion. In addition, Needham & Company noted that management of Ikanos had advised Needham & Company, and Needham & Company assumed with the knowledge and permission of the Ikanos Board, that, if the Offer and the Merger were not consummated, Ikanos would need to raise additional equity capital in a manner which would, if available, be substantially dilutive to the current holders of Ikanos common stock in order to implement its standalone plan and, if the Offer and the Merger were not consummated, Ikanos would need to engage in significant cost-cutting measures which would adversely impact Ikanos’ ability to achieve forecasted results. Needham & Company took the foregoing facts and assumptions (together with the other facts and assumptions set forth in Needham & Company’s opinion) into account for purposes of rendering its opinion.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, Needham & Company assumed that the Offer and the Merger will be consummated on the terms and subject to the conditions set forth in the draft Merger Agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Ikanos. Needham & Company assumed that the financial forecasts for Ikanos provided to Needham & Company by management of Ikanos were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of Ikanos. Needham & Company expressed no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of Ikanos, Parent or any of their respective subsidiaries nor did Needham & Company evaluate the solvency or fair value of Ikanos, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of Shares (other than Parent or any of its affiliates and other than holders of dissenting shares) of the Merger Consideration to be received by those holders pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Ikanos, or as to Ikanos’ underlying business decision to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies that might be available to Ikanos. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Offer and the Merger, or any class of those persons, relative to the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement or with respect to the fairness of any such compensation.

Ikanos imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to August 4, 2015, and is not necessarily indicative of current or future market conditions.

Selected Companies Analysis

Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for Ikanos to the corresponding data and ratios of publicly traded companies that Needham & Company deemed relevant because they engage in businesses similar to the businesses in which Ikanos engages and they each are of a size that is considered similar to the size of Ikanos. These companies, referred to as the selected companies, consisted of the following:

•	Alpha and Omega Semiconductor Limited

•	ANADIGICS, Inc.

•	DSP Group, Inc.

•	GSI Technology, Inc.

•	O2Micro International Limited

•	Pericom Semiconductor Corporation

•	Pixelworks, Inc.

•	QuickLogic Corporation

The following table sets forth information concerning the following multiples for the selected companies and for Ikanos:

•	enterprise value as a multiple of last 12 months, or LTM, revenues;

•	enterprise value as a multiple of projected calendar year 2015 and 2016 revenues;

•	enterprise value as a multiple of adjusted LTM earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA; and

•	enterprise value as a multiple of projected calendar year 2015 and 2016 adjusted EBITDA.

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on August 4, 2015 and calculated multiples for Ikanos based on the Merger Consideration of $2.75 per Share. All financial information excluded the impact of non-recurring items. Adjusted EBITDA amounts excluded the impact of stock-based compensation expense. Projected calendar year 2015 and 2016 multiples for Ikanos were calculated based on forecasts by management of Ikanos. Enterprise value of Ikanos was based on cash and debt of Ikanos as of September 30, 2015, based on forecasts by management of Ikanos. Needham & Company noted that management’s forecasts assumed that Ikanos would need to raise approximately $16.0 million in an equity financing in the third quarter of 2015, and $16.0 million in an equity financing in the first quarter of 2016, if Ikanos were to continue to operate on a standalone basis, and that any such equity issuance would be expected to dilute the share prices implied by the multiples in the following table:

	Selected Companies				Ikanos Implied by Transaction
	Mean	Median	High	Low
Enterprise value to LTM revenues	1.1x	0.7x	2.3x	0.3x	1.5x
Enterprise value to projected calendar year 2015 revenues	1.0x	0.7x	2.2x	0.3x	1.3x
Enterprise value to projected calendar year 2016 revenues	0.9x	0.7x	1.8x	0.3x	0.7x
Enterprise value to LTM adjusted EBITDA	5.9x	6.0x	8.1x	3.6x	NM
Enterprise value to projected calendar year 2015 adjusted EBITDA	7.4x	7.4x	10.8x	3.9x	NM
Enterprise value to projected calendar year 2016 adjusted EBITDA	11.3x	9.8x	16.8x	7.3x	NM

Selected Transactions Analysis

Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2010 that involved target companies that were publicly-traded semiconductor device companies and had transaction equity values of between $20 million and $300 million:

Acquirer	Target
Knowles Corporation	Audience, Inc.
MaxLinear, Inc.	Entropic Communications, Inc.
M/A-COM Technology Solutions Holdings, Inc.	Mindspeed Technologies, Inc.
Cypress Semiconductor Corporation	Ramtron International Corporation
Skyworks Solutions, Inc.	Advanced Analogic Technologies, Incorporated
Golden Gate Private Equity, Inc.	Conexant Systems, Inc.
Zoran Corporation	Microtune, Inc.
Microsemi Corporation	White Electronic Designs Corporation

In examining the selected transactions, Needham & Company analyzed, for the selected transactions and for the Merger, enterprise value as a multiple of LTM revenues.

Needham & Company calculated multiples for Ikanos based on the Merger Consideration.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Merger.

	Selected Companies				Transaction
	Mean	Median	High	Low
Enterprise value to LTM revenues	1.3x	1.1x	2.1x	0.6x	1.5x

Needham & Company noted that, based upon forecasts by management of the Company, the Company would need to raise approximately $16.0 million in an equity financing in the third quarter of 2015, and $16.0 million in an equity financing in the first quarter of 2016, if the Company were to continue to operate on a standalone basis, and that any such equity issuance would be expected to dilute the share prices implied by the multiples in the table above.

Stock Price Premium Analysis

Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2014 that involve target companies that were publicly-traded technology companies and had all-cash transaction equity values of between $20 million and $300 million:

Acquirer	Target
Fortinet, Inc.	Meru Networks, Inc.
Francisco Partners Management LLC	Procera Networks, Inc.
Vector Capital	Saba Software, Inc.
Insight Venture Management, LLC	E2open, Inc.
Vector Capital	ChyronHego Corporation
Lindsay Corporation	Elecsys Corporation
EnerNOC, Inc.	World Energy Solutions, Inc.
Omnitracs LLC	XRS Corporation
Monomoy Capital Partners LLC	Cobra Electronics Corporation
Avago Technologies Limited	PLX Technology, Inc.

In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one trading day, five trading days, and 30 trading days prior to the announcement of the transaction.

Needham & Company calculated premiums for Ikanos based on the Merger Consideration and the closing prices of the Shares one trading day, five trading days, and 30 trading days prior to August 5, 2015, the last trading day prior to announcement of the Transaction. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premium implied by the Merger.

	Selected Transactions				Transaction at $2.75
	Mean	Median	High	Low
One trading day stock price premium	30.5%	19.5%	85.4%	2.3%	57.1%
Five trading day stock price premium	26.6%	15.8%	75.5%	-5.5%	51.9%
30 trading day stock price premium	24.3%	12.2%	101.4%	-8.4%	38.8%

Discounted Cash Flow Analysis

Needham & Company performed an illustrative discounted cash flow analysis to determine indicators of illustrative implied equity values for Ikanos and illustrative implied equity values per Share based on Ikanos management’s forecasts. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for Ikanos for the projected fiscal years 2015 through 2018 using discount rates ranging from 30.0% to 40.0%. The range of discount rates reflected an estimated range of weighted average cost of capital of Ikanos, taking into account risks associated with Ikanos’ stage of development and the need for new products to achieve market acceptance, Ikanos’ need for significant additional investment capital, the trading price volatility and risk associated with Ikanos’ common stock, the current market environment, the opportunity cost of equity capital and other relevant factors, and was selected by Needham & Company utilizing its professional judgment and experience. Needham & Company then calculated a range of illustrative terminal enterprise values as of the end of 2018 by applying multiples ranging from 5.0x to 9.0x to Ikanos management’s estimate of its fiscal year 2018 EBITDA. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 30.0% to 40.0%. Needham & Company then added the ranges of the implied present values of Ikanos’ unlevered free cash flows for the projected periods to the ranges of implied present values of Ikanos’ terminal enterprise values to derive ranges of implied present enterprise values of Ikanos. Needham & Company then added Ikanos’ projected cash and subtracted Ikanos’ projected debt, in each case as of September 30, 2015, assuming the Offer and the Merger occur, to arrive at the ranges of implied present equity values. This analysis indicated an implied per Share equity reference range for Ikanos of $1.80 to $5.88, as compared to the Merger Consideration of $2.75 per Share. These prices per Share took account of the dilutive effect of financing transactions forecasted by management of Ikanos to occur in the third quarter of 2015 and the first quarter of 2016.

For purposes of its discounted cash flow analysis, Needham & Company defined (i) Adjusted EBIT as earnings before interest, taxes, stock-based compensation, and impairment of intangible assets, and (ii) unlevered free cash flow as Adjusted EBIT plus depreciation and amortization, less net taxes, less capital expenditures, less change in net working capital. For purposes of net taxes, the Ikanos management’s forecasts assumed that Ikanos would undertake dilutive equity raises in the third quarter of 2015 and the first quarter of 2016. Needham & Company assumed that these equity raises would trigger Section 382 limitations on net operating loss carry forwards, and thus the loss carry forwards would not have a material effect on future taxable income. The unlevered free cash flows utilized by Needham & Company for purposes of its discounted cash flow analysis were as follows ($ in millions):

	FY2015E	FY2016E	FY2017E	FY2018E
Adjusted EBIT	$(44.2)	$(34.1)	$22.2	$72.3
Plus: Depreciation & Amortization	5.9	6.8	5.1	3.2
Less: Net Taxes	—	—	(7.8)	(25.3)
Less: Capital Expenditures	(2.6)	(3.7)	(2.8)	(1.7)
Less: Change in Net Working Capital	6.1	(2.8)	(13.5)	(6.6)

Unlevered Free Cash Flows	$(34.8)	$(33.8)	$3.3	$41.8

No company, transaction or business used in the “Selected Company Analysis,” “Selected Transaction Analysis” or “Stock Price Premium Analysis” as a comparison is identical to Ikanos or to the Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its August 5, 2015 opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Ikanos or Parent. Any estimates contained in or underlying these analyses, including estimates of Ikanos’ future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the Ikanos Board in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Ikanos Board or management with respect to the Merger Consideration or the Offer and the Merger.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes that it was retained by the Ikanos Board to provide its opinion based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with Ikanos and its industry generally. Needham & Company has in the past provided investment banking and financial advisory services to Ikanos and has received customary fees of approximately $1.1 million for those services, including having acted as sole book-runner in connection with the Company’s equity offering in November 2013. Needham & Company may in the future provide investment banking and financial advisory services to Parent, Ikanos or their respective affiliates unrelated to the Offer or the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of Parent or Qualcomm for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Pursuant to Needham & Company’s engagement letter with Ikanos, Ikanos retained Needham & Company to render its opinion referred to in “Item 4 – The Solicitation or Recommendation” above and attached as Annex I hereto. Ikanos has paid or agreed to pay Needham & Company transaction fees and expenses of approximately $1,900,000, $400,000 of which became payable upon Needham & Company’s delivery of its opinion on

August 5, 2015, and the balance of which is payable upon consummation of the Offer. Whether or not the Offer or the Merger is consummated, Ikanos has agreed to reimburse Needham & Company for certain of its reasonable out-of-pocket expenses and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under federal securities laws.

Neither Ikanos nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Ikanos’ stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Ikanos, for which services no additional compensation will be paid.

Item 6.	Interest In Securities of the Subject Company

Other than the vesting of stock options and restricted stock units in accordance with their terms, participation in the Ikanos ESPP, and pursuant to the terms of the Tender and Support Agreement, no transactions with respect to Shares have been effected by Ikanos or, to the knowledge of Ikanos after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Ikanos is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of Ikanos’ securities by Ikanos, any subsidiary of Ikanos or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Ikanos or any subsidiary of Ikanos;

•	any purchase, sale or transfer of a material amount of assets by Ikanos or any subsidiary of Ikanos; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Ikanos.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Ikanos Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information

Vote Required to Approve the Merger

The Ikanos Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. If the Offer is consummated, Ikanos does not anticipate seeking the approval of Ikanos’ remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Ikanos, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Ikanos in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statutes

Section 203 of the Delaware General Corporation Law

Ikanos is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of Ikanos as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Ikanos Board has approved the Merger Agreement and the Transactions contemplated thereby, included the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the Transactions.

The Taiwan Fair Trade Act of 1992

Under the provisions of the Taiwan Fair Trade Act of 1992, as amended (“TFTA”), the acquisition of Shares pursuant to the Offer may be consummated only if the acquisition is approved in writing by the Taiwan Fair Trade Commission (“TFTC”), or following expiration or termination by the TFTC of a 30 day waiting period commenced by confirmation from the TFTC that the filing by Parent of an application with respect to the Offer is complete, unless the TFTC notifies Parent within the 30 day waiting period of the initiation of an in-depth investigation. If the TFTC initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated only if the acquisition is approved in writing by the TFTC, or following expiration of a 90 day waiting period commenced by confirmation from the TFTC that the filing of the application is complete, unless the TFTC notifies Parent within the 60 day waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the TFTC or the expiration or termination of any applicable waiting period is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Merger Consideration. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION AND RECOMMENDATION STATEMENT AS ANNEX II. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” OR A “HOLDER OF SHARES” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Ikanos stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Ikanos stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

(i)	within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Ikanos at Ikanos Communications, Inc., 47669 Fremont Boulevard, Fremont, California 94538 Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform Ikanos of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender their Shares in the Offer;

(iii)	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

(iv)	comply with the procedures of Section 262 of the DGCL summarized below for perfecting appraisal rights thereafter.

Appraisal Procedures

The right to appraisal will be lost unless it is perfected by satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex II hereto. Mere failure to execute and return a Letter of Transmittal to the Paying Agent, or failure to deliver share certificates to the Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and timely delivered to Ikanos as described herein.

As provided under Section 262, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Ikanos of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, the surviving corporation or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Ikanos as the Surviving Corporation is under no obligation, and has no present intention, to file such a petition. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been demanded.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for demanding appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (i) within ten days after a written request therefor has been received by the surviving corporation or (ii) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by Ikanos. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition to the surviving corporation and the petitioning stockholders in accordance with Section 262. As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as, or less than the value of the Merger Consideration or the merger consideration payable in the Merger (which is equivalent to the Merger Consideration). In determining “fair value”, the Delaware Court of Chancery shall take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder who has duly demanded an appraisal in compliance with Section 262 is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger, which is equal to the Offer Price.

At any time within 60 days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the surviving corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court of Chancery deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days of the Effective Time.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Ikanos, please see Ikanos’ Annual Report on Form 10-K for the year ended December 28, 2014 and its Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2015.

Golden Parachute Compensation

Pursuant to Item 402(t) of Regulation S-K, Ikanos is required to provide information about compensation for each of its named executive officers that is based on or otherwise relates to the Transactions. Such compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.

The table below assumes that the closing of the Offer and the Merger both occur on August 17, 2015, and the employment of each executive officer of Ikanos ceases as a result of involuntary termination without cause on such date. The terms and conditions related to compensation that is based on or otherwise related to the Transactions are described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between Ikanos and its Executive Officers, Directors and Affiliates” and is incorporated herein by reference. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Schedule 14D-9. As a result, the golden parachute compensation, if any, to be received by Ikanos executive officers may materially differ from the amounts set forth below. The equity benefits in the table below are calculated based on equity holdings as of August 17, 2015.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
Omid Tahernia	$1,082,488	$457,578	—	$28,132	—	—	$1,568,198
Dennis Bencala	$201,000	$166,111	—	$14,066	—	—	$381,177
Debajyoti Pal	$420,000	$177,166	—	$28,132	—	—	$625,298

(1)	Represents base salary and bonus cash severance payments for each named executive officer under his Offer Letter, which payments are described more fully in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between Ikanos and its Executive Officers, Directors and Affiliates.” The amounts are “double trigger” in nature (because they are triggered by a change of control for which payment is conditioned upon the named executive officer’s involuntary termination within the period commencing three months prior to and ending twelve months following such change of control).
(2)	Represents the cash amounts payable under the Merger Agreement for the cancellation of vested and unvested Ikanos Time-based Options and Ikanos RSUs. These payments are “single trigger” in nature because they are payable solely as a result of the Transaction pursuant to the Merger Agreement. The payments for Ikanos Time-based Options and Ikanos RSUs are separately quantified in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between Ikanos and its Executive Officers, Directors and Affiliates.” The cash payments shown include the following amounts payable for Ikanos Time-based Options and Ikanos RSUs that would otherwise not be vested on August 17, 2015:

Name	Unvested Time-based Options ($)	Unvested RSUs ($)
Omid Tahernia	—	$457,578
Dennis Bencala	—	$166,111
Debajyoti Pal	—	$177,166

(3)	Represents the aggregate amount of all premiums payable for the continuing of the executive officer’s health benefits for the applicable severance period, based on the amounts of such premiums at August 17, 2015, which payments are described more fully in “Item 3. Past Contracts, Transactions, Negotiations and Agreements – Arrangements between Ikanos and its Executive Officers, Directors and Affiliates.” These amounts also assume that the premiums payable for continuation of the executive officer’s health and welfare benefits remain unchanged from the levels in effect on the date of this Schedule 14D-9. These amounts are “double trigger” in nature because they are triggered by a change of control for which payment is conditioned upon the named executive officer’s involuntary termination within the period commencing three months prior to and ending twelve months following such change of control.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates and statements relating to Ikanos’ business plans, objectives and results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms, or other similar expressions. Such forward-looking statements include the ability of Ikanos, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These risk and uncertainties include, but are not limited to, risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of Ikanos’ stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including the effects of disruption from the Transactions on Ikanos’ business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in delay, significant costs of defense, indemnification and liability; and other uncertainties pertaining to the business of Ikanos, including those set forth in Ikanos’ filings with the SEC, including those set forth in “Item 1A. Risk Factors” of Ikanos’ Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2015 filed with the SEC on August 12, 2015 and in other periodic reports and filings with the SEC from time to time. In addition to other risks listed in the “Risk Factors” section in Ikanos’ filings with the SEC, factors that may cause Ikanos’ operating results to fluctuate include, but are not limited to:

•	fluctuations in demand, including due to seasonality, for Ikanos’ products and services;

•	fluctuations in sales cycles, including the timing of large orders, and prices for Ikanos’ products and services;

•	the ability to manage and maintain an appropriate level of product inventory in order to be able to ship products ordered during a quarter given the lead-time for manufacturing;

•	reductions in customer budgets for purchases and delays in their purchasing cycles;

•	general economic or political conditions in Ikanos’ domestic and international markets;

•	limited visibility into customer spending plans;

•	changing market conditions, including current and potential customer consolidation;

•	variation in sales channels, product costs or mix of products sold;

•	the sale of Ikanos products in the timeframes Ikanos anticipates, including the number and size of orders, and the product mix within any such orders, in each quarter;

•	Ikanos’ ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer requirements;

•	the timing and execution of product transitions or new product introductions, including any related or resulting inventory costs;

•	delays in customer purchasing cycles in response to Ikanos’ introduction of new products or product transitions;

•	customer acceptance of new product introductions;

•	unpredictability in the development of core, new or adjacent markets;

•	the timing of product releases or upgrades by Ikanos or by its competitors;

•	the ability to execute sales strategy focusing primarily on customers in Ikanos’ key verticals;

•	changes in the competitive dynamics of Ikanos’ markets, including new entrants or substantial discounting of products;

•	Ikanos’ ability to control costs, including its operating expenses and the costs of the components Ikanos purchases;

•	Ikanos’ ability to establish and maintain successful relationships with channel partners, and the effectiveness of any changes Ikanos makes to its distribution model;

•	any increase or decrease in operating expenses in response to changes in the marketplace or perceived marketplace opportunities;

•	the quality and level of Ikanos’ execution of its business strategy and operating plan;

•	the effectiveness of Ikanos’ sales and marketing programs; and

•	Ikanos’ ability to derive anticipated benefits from its investments in sales, marketing, engineering or other activities.

You are cautioned not to unduly rely on these forward-looking statements. Ikanos expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated as of August 19, 2015 (incorporated by reference to Exhibit (a)(1)(i) of the Schedule TO filed by King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of QUALCOMM Incorporated (together with Purchaser and Parent, “Qualcomm”), on August 19, 2015.)

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) of the Schedule TO filed by Qualcomm on August 19, 2015.)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Schedule TO filed by Qualcomm on August 19, 2015.)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Schedule TO filed by Qualcomm on August 19, 2015.)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Schedule TO filed by Qualcomm on August 19, 2015.)

(a)(1)(F)	Summary Advertisement, as published in The New York Times on August 19, 2015 (incorporated by reference to Exhibit (a)(1)(vi) of the Schedule TO filed by Qualcomm on August 19, 2015.)

(a)(5)(A)	Press Release issued by Ikanos, dated August 6, 2015 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Ikanos on August 6, 2015.)

(a)(5)(B)	Email to Employees from the Chief Executive Officer of Ikanos first used on August 6, 2015 (incorporated by reference to the Schedule 14D-9C filed by Ikanos on August 7, 2015.)

(a)(5)(C)	Slide presentation first used in connection with a meeting with Ikanos employees on August 6, 2015 (incorporated by reference to the Schedule 14D-9C filed by Ikanos on August 7, 2015.)

(a)(5)(D)	Form of Email to Customers of Ikanos, first used on August 6, 2015 (incorporated by reference to the Schedule 14D-9C filed by Ikanos on August 7, 2015.)

(a)(5)(E)	Form of Email to Suppliers of Ikanos, first used on August 6, 2015 (incorporated by reference to the Schedule 14D-9C filed by Ikanos on August 7, 2015.)

Exhibit No.	Description

(a)(5)(F)	Slide presentation to employees of Ikanos first used on August 7, 2015 (incorporated by reference to the Schedule 14D-9C filed by Ikanos on August 7, 2015.)

(a)(5)(I)	Opinion of Needham & Company, LLC dated August 5, 2015 (incorporated by reference to Annex I attached to this Schedule 14D-9.)

(a)(5)(G)	Slide presentation first used in connection with a meeting with Ikanos employees on August 17, 2015 (incorporated by reference to the Schedule 14D-9C filed by Ikanos on August 17, 2015.)

(e)(1)	Agreement and Plan of Merger by and among Qualcomm Atheros, Inc., a Delaware corporation (“Parent”), King Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Parent, and Ikanos Communications, Inc., dated as of August 5, 2015 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K/A filed by Ikanos on August 19, 2015.)

(e)(2)	Tender and Support Agreement by and among Qualcomm Atheros, Inc., a Delaware corporation (“Parent”), King Acquisition Co., a Delaware corporation and wholly owned subsidiary of Parent, and each stockholder of Ikanos Communications, Inc. named therein, dated as of August 5, 2015 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Ikanos on August 6, 2015.)

(e)(3)	Confidentiality Agreement by and between Ikanos Communications, Inc. and QUALCOMM Incorporated, dated as of February 23, 2015, as amended (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Qualcomm on August 19, 2015.)

(e)(4)	Exclusivity Agreement by and between Ikanos Communications, Inc. and QUALCOMM Incorporated, dated as of June 22, 2015 (incorporated by reference to Exhibit (d)(4) of the Schedule TO filed by Qualcomm on August 19, 2015.)

(e)(5)	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Quarterly Report on Form 10 –Q for the quarterly period ended June 29, 2014 filed by Ikanos on August 8, 2014.)

(e)(6)	Certificate of Amendment of Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 of the Annual Report on Form 10-K for the fiscal year ended December 28, 2014 filed by Ikanos on March 19, 2015.)

(e)(7)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Ikanos on July 8, 2015.)

(e)(8)	Offer letter between Ikanos Communications, Inc. and Omid Tahernia dated May 30, 2012 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Ikanos on June 11, 2012.)

(e)(9)	Amendment to Offer letter dated May 30, 2012 between Ikanos Communications, Inc. and Omid Tahernia, dated September 5, 2013 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Ikanos on September 6, 2013.)

(e)(10)	Amendment to Offer letter dated May 30, 2012 between Ikanos Communications, Inc. and Omid Tahernia, dated November 14, 2014 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Ikanos on March 11, 2015.)

(e)(11)	Amendment to Offer letter dated May 30, 2012 between Ikanos Communications, Inc. and Omid Tahernia, dated March 7, 2015 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Ikanos on March 11, 2015.)

Exhibit No.	Description

(e)(12)	Offer Letter between Ikanos Communications, Inc. and Dennis Bencala (incorporated by reference to Exhibit 10.8 of the Quarterly Report on Form 10-Q for the quarterly period ended July 4, 2010 filed by Ikanos on August 11, 2010.)

(e)(13)*	Offer Letter between Ikanos Communications, Inc. and Stuart Krometis dated April 3, 2013.

(e)(14)*	Offer Letter between Ikanos Communications, Inc. and Jim Murphy dated May 10, 2010.

(e)(15)*	Amendment to Offer Letter between Ikanos Communications, Inc. and Jim Murphy dated August 2, 2010.

(e)(16)*	Offer Letter between Ikanos Communications, Inc. and Debajyoti Pal dated July 11, 2009.

(e)(17)	Amended and Restated 2004 Employee Stock Purchase Plan as amended May 2, 2011 (incorporated by reference to Exhibit 10.4 of the Annual Report on Form 10-K for the fiscal year ended December 28, 2014 filed by Ikanos on March 20, 2015.)

(e)(18)	Ikanos Communications, Inc. Executive Incentive Plan (incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2012 filed by Ikanos on August 2, 2012.)

(e)(19)	2014 Stock Incentive Plan (incorporated by reference to Annex II of the definitive Proxy Statement filed by Ikanos on October 31, 2014.)

(e)(120)	Forms of (a) Notice of Stock Unit Award, (b) Notice of Stock Option Grant, (c) Notice of Grant of Stock Appreciation Right, and (d) Notice of Stock Option Grant for non-employee directors under the 2014 Stock Incentive Plan (incorporated by reference to Exhibits 10.1.1, 10.1.2, 10.1.3 and 10.1.4 of the Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2014 filed by Ikanos on August 8, 2014.)

(e)(21)	Form of Indemnification Agreement entered into by Ikanos Communications, Inc. with each of its directors and executive officers (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1 filed by Ikanos on June 25, 2004 (Registration No. 333-116880).)

Annex I*	Opinion of Needham & Company, LLC, dated as of August 5, 2015.

Annex II*	Section 262 of the Delaware General Corporation Law.

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2015	Ikanos Communications, Inc.

	By:	/s/ Dennis Bencala
Dennis Bencala
Chief Financial Officer and Vice President of Finance

ANNEX I

Needham & Company, LLC 445 Park Avenue, New York, NY 10022-4406 (212) 371-8300

August 5, 2015

Board of Directors

Ikanos Communications, Inc.

47669 Fremont Blvd.

Fremont, California 94538

Gentlemen:

We understand that Qualcomm Atheros, Inc., (“Parent”), Ikanos Communications, Inc. (the “Company”), and King Acquisition Co., a wholly-owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for Purchaser to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) at a price of $2.75 per share, net to the seller in cash, without interest. We also understand that, pursuant to the Merger Agreement, following consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares held by the Company or any direct or indirect wholly owned subsidiary of the Company, and shares held by Parent or any direct or indirect wholly owned subsidiary of Parent or accepted for purchase pursuant to the Offer, and other than Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive $2.75 per share in cash (the per share consideration to be received in the Offer and the Merger, the “Consideration”). The terms and conditions of the Offer and the Merger (collectively, the “Transaction”) will be set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated August 4, 2015; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of the Company Common Stock; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for the Company; (vii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and (viii) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed

Boston Office: One Federal Street, Boston, MA 02110 (617) 457-0910

California Offices: 3000 Sand Hill Road, Building 1, Menlo Park, CA 94025 (650) 854-9111

101 Mission Street, San Francisco, CA 94105 (415) 262-4860

Chicago Office: 180 North LaSalle, Suite 3700, Chicago, IL 60601 (312) 981-0412

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Board of Directors

lkanos Communications, Inc.

August 5, 2015

Needham & Company, LLC

by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated August 4, 2015, without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. We express no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

We have been engaged by the Board of Directors of the Company as financial advisor in connection with the Transaction and to render this opinion and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent on the consummation of the Offer. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. We have in the past provided investment banking and financial advisory services to the Company and have received customary fees for those services, including having acted as sole bookrunner in connection with the Company’s equity offering in November 2013. We may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the proposed Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company and Parent for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

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Board of Directors

lkanos Communications, Inc.

August 5, 2015

Needham & Company, LLC

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be disclosed publicly, quoted or referred to or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/ recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

NEEDHAM & COMPANY, LLC

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ANNEX II

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE.

§ 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b) (3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this

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section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to

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each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together

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with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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